UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements of the Prudential Conglomerate

1st Semester 2019

bradesco

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Assets	2019	2018
Current	623,665,125	579,727,744
Cash and due from banks (Note 4)	14,883,265	15,162,228
Interbank investments (Notes 3d and 5)	104,872,638	107,241,571
Securities purchased under agreements to resell	99,046,796	98,991,155
Interbank investments	5,826,078	8,260,918
Allowance for losses	(236)	(10,502)
Securities and derivative financial instruments (Notes 3e, 3f and 6)	136,170,603	140,661,084
Own portfolio	76,986,913	62,943,045
Securities sold under repurchase agreements – Repledge only	30,979,261	50,314,659
Derivative financial instruments (Notes 3f and 6d II)	15,978,069	13,006,540
Given in guarantee to the Brazilian Central Bank	3,422,587	-
Given in guarantee	8,578,814	11,499,298
Securities sold under repurchase agreements – unrestricted	224,959	2,897,542
Interbank accounts	93,000,769	76,290,925
Unsettled payments and receipts	6,056,552	4,823,810
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	86,862,110	71,400,234
- SFH - housing finance system	20,076	21,349
Correspondent banks	62,031	45,532
Interdepartmental accounts	121,078	198,431
Internal transfer of funds	121,078	198,431
Loans (Notes 3g and 8)	144,592,287	137,971,152
Loans:
- Public sector	181,684	260,243
- Private sector	163,220,029	156,487,446
Loans transferred under an assignment with recourse	801,295	875,064
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(19,610,721)	(19,651,601)
Leases(Notes 3g and 8)	(24,307)	(13,911)
Leases operations and sublease receivables
- Private sector	816,449	815,698
Unearned income from leases	(781,990)	(786,066)
Allowance for leases losses (Notes 3g, 8f, 8g and 8h)	(58,766)	(43,543)
Other receivables	127,593,241	99,792,858
Receivables on sureties and guarantees honored (Note 8a-3)	393,332	125,492
Foreign exchange portfolio (Note 9a)	41,702,283	30,942,619
Receivables	10,738,214	6,740,615
Securities trading	2,018,890	1,945,528
Specific receivables	47,345	30,975
Sundry (Note 9b)	74,633,817	61,846,725
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(1,940,640)	(1,839,096)
Other assets (Note 10)	2,455,551	2,423,406
Other assets	2,990,450	2,808,167
Allowance for losses	(1,849,504)	(1,399,904)
Prepaid expenses (Notes 3i and 10b)	1,314,605	1,015,143
Long-term receivables	409,694,247	366,002,467
Interbank investments (Notes 3d and 5)	1,208,695	1,202,846
Interbank investments	1,208,695	1,202,846
Securities and derivative financial instruments (Notes 3e, 3f and 6)	167,256,937	133,084,062
Own portfolio	65,584,426	58,826,136
Securities sold under repurchase agreements – Repledge only	91,175,644	71,716,731
Derivative financial instruments (Notes 3f and 6d II)	7,721,738	939,573
Privatization rights	36,797	41,707
Given in guarantee	2,162,652	1,333,668
Securities sold under repurchase agreements – unrestricted	575,680	226,247
Interbank accounts	210,089	1,220,557
Reserve requirement (Note 7):
- SFH - housing finance system	210,089	1,220,557

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Assets	2019	2018
Loans (Notes 3g and 8)	182,193,858	167,455,437
Loans:
- Public sector	4,000,000	4,000,000
- Private sector	187,413,700	169,953,111
Loans transferred under an assignment with recourse	5,825,198	7,012,044
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(15,045,040)	(13,509,718)
Leases(Notes 3g and 8)	(89,552)	(46,036)
Leases receivables:
- Private sector	1,234,270	1,060,704
Unearned income from leases	(1,233,984)	(1,060,450)
Allowance for leases losses (Notes 3g, 8f, 8g and 8h)	(89,838)	(46,290)
Other receivables	58,654,906	62,357,707
Securities trading	547,796	486,320
Sundry (Note 9b)	58,117,115	61,955,939
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(10,005)	(84,552)
Other assets (Note 10)	259,314	727,894
Prepaid expenses (Notes 3i and 10b)	259,314	727,894
Permanent assets	78,992,460	75,244,135
Investments (Notes 3j and 11)	58,567,282	55,030,939
Earnings of Associates and Subsidiaries:
- In Brazil	58,192,514	54,650,344
- Overseas	331,607	335,323
Other investments	102,320	176,527
Allowance for losses	(59,159)	(131,255)
Premises and equipment (Notes 3k and 12)	4,523,054	3,930,674
Premises	130,153	186,009
Other premises and equipment	9,947,486	9,391,624
Accumulated depreciation	(5,554,585)	(5,646,959)
Leases premises and equipment (Note 12)	3,865,353	3,565,990
Leased Assets	5,580,339	5,796,010
Accumulated depreciation	(1,714,986)	(2,230,020)
Intangible assets (Notes 3l and 13)	12,036,771	12,716,532
Intangible Assets	28,367,904	26,295,192
Accumulated amortization	(16,331,133)	(13,578,660)
Total	1,112,351,832	1,020,974,346

The accompanying Notes are an integral part of these Financial Statements.

4             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Liabilities	2019	2018
Current	645,039,980	603,018,286
Deposits (Notes 3n and 14a)	205,430,189	176,226,754
Demand deposits	31,658,136	31,410,935
Savings deposits	108,497,430	103,076,706
Interbank deposits	341,202	1,618,190
Time deposits (Note 14a)	64,933,421	40,120,923
Securities sold under agreements to repurchase (Notes 3n and 14b)	207,203,379	219,878,274
Own portfolio	123,431,386	135,221,209
Third-party portfolio	80,112,803	77,730,547
Unrestricted portfolio	3,659,190	6,926,518
Funds from issuance of securities (Note 14c)	77,259,026	77,915,080
Mortgage and real estate notes, letters of credit and others	75,504,702	76,409,003
Securities issued overseas	1,123,777	1,110,239
Structured Operations Certificates	630,547	395,838
Interbank accounts	25,293,637	22,814,004
Unsettled payments and receipts	23,930,053	21,699,885
Correspondent banks	1,363,584	1,114,119
Interdepartmental accounts	4,446,007	4,896,189
Third-party funds in transit	4,446,007	4,896,189
Borrowing (Note 15a)	29,552,539	24,696,412
Borrowing overseas	29,552,539	24,696,412
On-lending in Brazil - official institutions (Note 15b)	7,077,327	7,889,232
National treasury	101,976	38,238
BNDES	2,364,973	2,580,429
FINAME	4,608,932	5,269,053
Other institutions	1,446	1,512
Derivative financial instruments (Notes 3f and 6d II)	17,160,563	15,368,820
Derivative financial instruments	17,160,563	15,368,820
Other liabilities	71,617,313	53,333,521
Payment of taxes and other contributions	4,481,810	3,360,664
Foreign exchange portfolio (Note 9a)	25,937,363	16,151,154
Social and statutory	3,658,030	3,138,744
Tax and social security (Note 18a)	2,869,865	1,695,790
Securities trading	3,436,093	3,183,896
Financial and development funds	1,299	1,403
Subordinated debts (Note 17)	6,714,371	1,109,819
Sundry (Note 18b)	24,518,482	24,692,051
Long-term liabilities	333,249,678	304,481,287
Deposits (Notes 3n and 14a)	128,195,967	124,381,895
Interbank deposits	10,172	27,711
Time deposits (Note 14a)	128,185,795	124,354,184
Securities sold under agreements to repurchase (Notes 3n and 14b)	1,226,976	2,334,442
Own portfolio	1,226,976	2,334,442
Funds from issuance of securities (Note 14c)	101,302,203	89,591,484
Mortgage and real estate notes, letters of credit and others	98,465,106	87,142,959
Securities issued overseas	2,649,798	2,311,961
Structured Operations Certificates	187,299	136,564
Borrowing (Note 15a)	1,785,949	655,832
Borrowing overseas	1,785,949	655,832
On-lending in Brazil - official institutions (Note 15b)	16,744,742	18,144,786
BNDES	8,030,807	8,256,453
FINAME	8,713,935	9,888,333
Derivative financial instruments (Notes 3f and 6d II)	7,900,100	642,992
Derivative financial instruments	7,900,100	642,992
Other liabilities	76,093,741	68,729,856
Tax and social security (Note 18a)	4,142,453	2,372,779
Subordinated debts (Note 17)	11,733,956	18,073,621
Eligible Debt Capital Instruments (Note 17)	36,076,417	23,585,220

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on June 30 – In thousands of Reais

Liabilities	2019	2018
Sundry (Note 18b)	24,140,915	24,698,236
Deferred income	349,275	365,912
Deferred income	349,275	365,912
Non-controlling interests in subsidiaries (Note 19)	76,423	70,138
Shareholders' equity (Note 20)	133,636,476	113,038,723
Capital:
- Domiciled in Brazil	74,618,687	66,677,976
- Domiciled overseas	481,313	422,024
Capital reserves	11,441	11,441
Profit reserves	53,410,916	47,331,445
Asset valuation adjustments	5,554,633	(963,649)
Treasury shares (Note 20d)	(440,514)	(440,514)
Total	1,112,351,832	1,020,974,346

The accompanying Notes are an integral part of these Financial Statements.

6             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Income of the Prudential Conglomerate on June 30 – In thousands of Reais

	2019	2018
Revenue from financial intermediation	56,763,690	45,999,771
Loans (Note 8j)	37,005,903	34,019,163
Leases (Note 8j)	650,940	779,275
Operations with securities (Note 6g)	15,351,822	16,073,524
Income from derivative financial instruments (Note 6g)	(162,095)	(7,183,238)
Foreign exchange operations (Note 9a)	1,396,237	529,278
Reserve requirement (Note 7b)	2,282,183	1,831,401
Sale or transfer of financial assets	238,700	(49,632)

Expenses from financial intermediation	33,079,323	39,602,205
Retail and professional market funding (Note 14e)	20,356,870	20,475,998
Borrowing and on-lending (Note 15c)	1,616,262	9,513,497
Leases (Note 8j)	528,830	669,305
Allowance for loan losses (Notes 3g, 8g and 8h)	10,577,361	8,943,405

Gross income from financial intermediation	23,684,367	6,397,566

Other operating income (expenses)	(10,205,596)	512,217
Fee and commission income (Note 21)	13,055,483	12,471,572
Other fee and commission income	9,043,177	8,406,781
Income from banking fees	4,012,306	4,064,791
Payroll and related benefits (Note 22)	(9,370,618)	(8,543,472)
Other administrative expenses (Note 23)	(10,727,298)	(10,758,453)
Tax expenses (Note 24)	(2,745,346)	(1,910,810)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies (Note 11)	3,846,660	12,111,477
Other operating income (Note 25)	3,026,605	3,288,908
Other operating expenses (Note 26)	(7,291,082)	(6,147,005)
Operating income	13,478,771	6,909,783
Non-operating income (loss) (Note 27)	(301,093)	(309,419)
Income before income tax and social contribution and non-controlling interests	13,177,678	6,600,364
Income tax and social contribution (Notes 31a and 31b)	(1,307,750)	2,402,581
Current income tax	(2,130,249)	(376,945)
Current Social Contribution	(1,257,654)	(1,185,629)
Deferred Tax	2,080,153	3,965,155
Non-controlling interests in subsidiaries	(7,407)	(8,437)
Net income	11,862,521	8,994,508

The accompanying Notes are an integral part of these Financial Statements.

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(2,848,185)	-	-	(2,848,185)
Net income	-	-	-	-	-	-	8,994,508	8,994,508
Allocations:
- Reserves	-	-	449,725	4,979,707	-	-	(5,429,432)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	(3,565,076)	(3,565,076)
Balance on June 30, 2018	67,100,000	11,441	7,989,741	39,341,704	(963,649)	(440,514)	-	113,038,723

Balance on December 31, 2018	67,100,000	11,441	8,494,263	45,194,107	761,572	(440,514)	-	121,120,869
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	4,793,061	-	-	4,793,061
Net income	-	-	-	-	-	-	11,862,521	11,862,521
Allocations:
- Reserves	-	-	593,126	7,129,420	-	-	(7,722,546)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(3,934,104)	(3,934,104)
- Provisioned dividends	-	-	-	-	-	-	(205,871)	(205,871)
Balance on June 30, 2019	75,100,000	11,441	9,087,389	44,323,527	5,554,633	(440,514)	-	133,636,476

The accompanying Notes are an integral part of these Financial Statements.

8             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Added Value of the Prudential Conglomerate on June 30 – In thousands of Reais

Description	2019	%	2018	%
1 – Revenue	54,676,242	206.1	46,366,738	255.2
1.1) Financial intermediation	56,763,690	214.0	45,999,771	253.1
1.2) Fees and commissions	13,055,483	49.2	12,471,572	68.6
1.3) Allowance for loan losses	(10,577,361)	(39.9)	(8,943,405)	(49.2)
1.4) Other	(4,565,570)	(17.2)	(3,161,200)	(17.4)
2 – Financial intermediation expenses	(22,501,962)	(84.8)	(30,658,800)	(168.7)
3 – Inputs acquired from third-parties	(7,112,198)	(26.8)	(6,969,462)	(38.4)
Outsourced services	(2,055,967)	(7.8)	(2,074,938)	(11.4)
Data processing	(1,176,831)	(4.4)	(1,158,610)	(6.4)
Communication	(723,429)	(2.7)	(732,002)	(4.0)
Asset maintenance	(553,131)	(2.1)	(563,834)	(3.1)
Financial system services	(515,244)	(1.9)	(446,584)	(2.5)
Advertising and marketing	(439,254)	(1.7)	(395,040)	(2.2)
Security and surveillance	(368,912)	(1.4)	(383,676)	(2.1)
Transport	(368,062)	(1.4)	(366,004)	(2.0)
Material, water, electricity and gas	(305,891)	(1.2)	(299,677)	(1.6)
Travel	(98,694)	(0.4)	(104,528)	(0.6)
Other	(506,783)	(1.9)	(444,569)	(2.4)
4 – Gross added value (1-2-3)	25,062,082	94.5	8,738,476	48.1
5 – Depreciation and amortization	(2,381,088)	(9.0)	(2,678,376)	(14.7)
6 – Net added value produced by the entity (4-5)	22,680,994	85.5	6,060,100	33.3
7 – Added value received through transfer	3,846,660	14.5	12,111,477	66.7
Share of profit (loss) of unconsolidated and jointly controlled companies	3,846,660	14.5	12,111,477	66.7
8 – Added value to distribute (6+7)	26,527,654	100.0	18,171,577	100.0
9 – Added value distributed	26,527,654	100.0	18,171,577	100.0
9.1) Personnel	8,296,634	31.3	7,558,337	41.6
Salaries	4,293,301	16.2	3,788,790	20.9
Benefits	2,121,190	8.0	1,965,414	10.8
Government Severance Indemnity Fund for Employees (FGTS)	373,645	1.4	338,156	1.9
Other	1,508,498	5.7	1,465,977	8.1
9.2) Tax, fees and contributions	5,127,080	19.3	493,364	2.7
Federal	4,417,984	16.7	(63,877)	(0.4)
State	5,097	-	3,091	-
Municipal	703,999	2.7	554,150	3.0
9.3) Remuneration for providers of capital	1,234,012	4.7	1,116,931	6.1
Rental	842,711	3.2	801,748	4.4
Asset leases	391,301	1.5	315,183	1.7
9.4) Value distributed to shareholders	11,869,928	44.7	9,002,945	49.5
Interest on Shareholders’ Equity/Dividends paid and/or provisioned	3,934,104	14.8	3,565,076	19.6
Retained earnings	7,928,417	29.9	5,429,432	29.9
Non-controlling interests in retained earnings	7,407	-	8,437	-

The accompanying Notes are an integral part of these Financial Statements.

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Cash Flow of the Prudential Conglomerate on June 30 – In thousands of Reais

	2019	2018
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	13,177,678	6,600,364
Adjustments to net income before income tax and social contribution	9,267,252	19,137,730
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(288,617)	(419,552)
Allowance for loan losses	10,577,361	8,943,405
Depreciation and amortization	2,381,088	2,678,376
(Reversion)/Constitution Impairment losses of assets	85,873	405,592
Expenses/ reversal with civil, labor and tax provisions	1,881,097	1,783,971
Share of profit (loss) of unconsolidated and jointly controlled companies	(3,846,660)	(12,111,477)
(Gain)/loss on sale of fixed assets	(2,598)	19,617
(Gain)/loss on sale of foreclosed assets	151,711	282,152
Foreign exchange variation of assets and liabilities overseas/Other	(1,672,003)	17,555,646
Net income before taxes after adjustments	22,444,930	25,738,094
(Increase)/Decrease in interbank investments	1,234,560	(3,668,633)
(Increase)/Decrease in trading securities and derivative financial instruments	(4,193,597)	4,420,386
(Increase)/Decrease in interbank and interdepartmental accounts	(1,414,056)	(3,795,100)
(Increase)/Decrease in loans and leases	(28,610,690)	(27,269,449)
(Increase)/Decrease in other receivables and other assets	(23,696,458)	(16,606,884)
(Increase)/Decrease in reserve requirement - Central Bank	734,806	(4,686,008)
Increase/(Decrease) in deposits	(10,423,418)	33,926,123
Increase/(Decrease) in securities sold under agreements to repurchase	(1,055,018)	(26,345,367)
Increase/(Decrease) in borrowings and on-lending	275,723	2,096,401
Increase/(Decrease) in other liabilities	24,721,943	8,120,058
Increase/(Decrease) in deferred income	(8,089)	(21,675)
Income tax and social contribution paid	(2,220,552)	(1,945,894)
Net cash provided by/(used in) operating activities	(22,209,916)	(10,037,948)
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	2,619,560	1,667,086
Sale of/maturity of and interest on available-for-sale securities	75,575,325	47,658,256
Proceeds from sale of foreclosed assets	339,475	321,409
Sale of investments	-	82,699
Sale of premises and equipment	394,761	241,728
Purchases of available-for-sale securities	(60,996,340)	(85,485,246)
Investment acquisitions	(4,000)	(1,927)
Purchase of premises and equipment	(809,051)	(432,102)
Intangible asset acquisitions	(1,507,472)	(2,190,341)
Dividends and interest on shareholders’ equity received	24,333	20,233
Net cash provided by/(used in) investing activities	15,636,591	(38,118,205)
Cash flow from financing activities:
Funds from issuance of securities	45,920,175	52,997,057
Settlement and Interest payments of Funds from issuance of securities	(35,195,110)	(38,698,331)
Settlement and Interest payments of subordinated debts	(907,142)	(11,090,596)
Interest on Shareholders’ Equity Paid	(4,745,360)	(4,793,024)
Non-controlling interest	(4,244)	43,573
Net cash provided by/(used in) financing activities	5,068,319	(1,541,321)
Net increase/(decrease) in cash and cash equivalents	(1,505,006)	(49,697,474)
Cash and cash equivalents - at the beginning of the period	110,098,685	155,898,993
Effect of Changes in Exchange Rates in Cash and Cash equivalents	288,617	419,552
Cash and cash equivalents - at the end of the period	108,882,296	106,621,071
Net increase/(decrease) in cash and cash equivalents	(1,505,006)	(49,697,474)

The accompanying Notes are an integral part of these  Financial Statements.

10             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Notes to Financial Statements of the Prudential Conglomerate are as follows:

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco), Institution leading conglomerate Prudential, is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13 of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements were applied when consolidating the financial statements of Bradesco, its foreign branches, subsidiaries and investment funds. These  requirements are not necessarily the same as those established by corporate law.

For the preparation of these consolidated financial statements, equity interests, balances of balance sheet accounts, revenues, expenses and unrealized gains were eliminated and net income and shareholders’ equity attributable to the non-controlling shareholders were accounted for in a separate line. Investments in companies in which shareholding control is shared with other shareholders are accounted for using the equity method. Goodwill on acquisitions of investments in subsidiaries / affiliates and jointly controlled companies is presented in investments and intangible assets (Note 13a).

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from estimates and assumptions.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers on August 28, 2019.

Below are the significant directly and indirectly owned companies and investment funds included in the financial statements of the Prudential Conglomerate:

	On June 30
	Activity	Equity interest
		2019	2018
Financial Institutions
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	-	99.99%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco Argentina S.A.U (2)	Banking	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.96%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Europa S.A. (2)	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (4)	Exchange Broker	99.97%	99.97%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
Bradesco Securities Hong Kong Limited (2)	Brokerage	100.00%	100.00%
Bradesco Securities, Inc. (2)	Brokerage	100.00%	100.00%

12            June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30
	Activity	Equity interest
		2019	2018
Bradesco Securities, UK. Limited (2)	Brokerage	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (5)	Cards	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BMC Asset Management - DTVM Ltda. (6)	Asset management	-	100.00%
Cidade Capital Markets Ltd. (2)	Banking	100.00%	100.00%
Crediare S.A. Crédito, Financiamento e Investimento	Banking	50.00%	50.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	Asset management	100.00%	100.00%
Serel Participações em Imóveis S.A.	Asset management	100.00%	100.00%
Consortium Management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Payment Institutions
Alvorada Administradora de Cartões Ltda.	Services	100.00%	100.00%
Bankpar Consultoria e Serviços Ltda.	Services	100.00%	100.00%
BCN - Consultoria, Adm. Bens, Serv. e Publicidade Ltda.	Services	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
RCB Investimentos S.A. (7)	Holding	65.00%	-
RCB Portfolios Ltda. (7)	Resource Manager	65.00%	-
Itapeva Recuperação de Créditos Ltda. (7)	Credit Recoverer	65.00%	-
Securitization Companies
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%
Alvorada Serviços e Negócios Ltda.	Credit acquisition	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Investment Funds (8)
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Uniao	Investment Fund	78.83%	72.94%
Bradesco F.I.C.F.I. Referenciado DI Galáxia	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100.00%	100.00%
Alpha F.I. Mult. Créd. Priv. Inv. no Exterior	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100.00%	100.00%
Fundo de Investimento Referenciado DI GJ	Investment Fund	100.00%	100.00%
Bradesco Procyon Fund Ltd.	Investment Fund	100.00%	100.00%
Fundo de Investimento RF Cred Privado	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Créd. Priv. Inv. no Exterior - CDI Mais	Investment Fund	100.00%	100.00%

(1) Company merged into Kirton Bank S.A. in April 2019;

(2) The functional currency of these companies abroad is the Real;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(4) In November 2018, there was a change in the corporate name of Bradesco-Kirton Corretora de Títulos e Valores Mobiliários S.A. to Bradesco-Kirton Corretora de Câmbio S.A.;

(5) The functional currency of this company is the Mexican Peso;

(6) Company incorporated in August, 2018, by the company Banco Bradesco Financiamentos S.A.;

(7) Companies acquired in December/2018; and

(8) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

Bradesco     13

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore has the real as functional currency and assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities – Classification

•     Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•     Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•     Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

14            June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Classification, breakdown and segmentation of securities are presented in Note 6.

f)    Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•     Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•     Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•     Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 6.

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk) considering, among other things, the delay levels (as described in table below); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors.

Bradesco     15

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified.

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Leasing

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: (a) non-cancellation; (b) purchase option; and (c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I-      Leases receivable

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-    Unearned income from leasing and Guaranteed Residual Value (GRV)

Recorded at the contractual amount, conversely to adjusted accounts of unearned revenues from leasing and Residual value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations whose delays are equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2,682/99.

16             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

III-  Leased fixed assets

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and the like, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 8k).

V-    Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in Brazilian corporate law, especially concerning the regime of competence in the record of revenues and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 8k).

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 31.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Bradesco     17

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 10b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, impairment, where applicable.

The composition of unconsolidated companies, as well as other investments, are disclosed in Note 11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 12.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•     Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•     Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 13.

m) Impairment

Financial and non-financial assets are tested for impairment.

18             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up updated to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 14.

o)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and in accordance with Circular Letter nº 3,429/10:

•     Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•     Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•     Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•     Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, is presented in Note 16.

p)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 14c and 17.

q)   Post–employment benefits

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Bradesco     19

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Defined Benefit Plans

The Organization’s net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the standard accounting.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the result.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•     Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•     Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 32.

4)     CASH AND CASH EQUIVALENTS

	On June 30 - R$ thousand
	2019	2018
Cash and due from banks in domestic currency	11,114,159	10,166,833
Cash and due from banks in foreign currency	3,768,302	4,995,179
Investments in gold	804	216
Total cash and due from banks	14,883,265	15,162,228
Interbank investments (1)	93,999,031	91,458,843
Total cash and cash equivalents	108,882,296	106,621,071

(1)  It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

20             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

5)      INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Securities purchased under agreements to resell:
Own portfolio position	6,609,300	10,000,774	-	-	16,610,074	17,222,609
● Financial treasury bills	2,232,786	-	-	-	2,232,786	21,967
● National treasury notes	218,608	9,497,569	-	-	9,716,177	13,180,636
● National treasury bills	3,200,722	503,205	-	-	3,703,927	3,878,617
● Other	957,184	-	-	-	957,184	141,389
Funded position	36,912,603	42,734,328	-	-	79,646,931	77,872,169
● National treasury notes	616,115	26,709,153	-	-	27,325,268	76,045,407
● Financial treasury bills	-	-	-	-	-	715,948
● National treasury bills	36,296,488	16,025,175	-	-	52,321,663	1,110,814
Unrestricted position	339,852	2,449,939	-	-	2,789,791	3,896,377
● National treasury bills	339,852	2,449,939	-	-	2,789,791	3,896,377
Subtotal	43,861,755	55,185,041	-	-	99,046,796	98,991,155
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	3,006,285	1,549,429	1,270,364	1,208,695	7,034,773	9,463,764
● Provision for losses	-	(96)	(140)	-	(236)	(10,502)
Subtotal	3,006,285	1,549,333	1,270,224	1,208,695	7,034,537	9,453,262
Total in 2019	46,868,040	56,734,374	1,270,224	1,208,695	106,081,333
%	44.2	53.5	1.2	1.1	100.0
Total in 2018	66,630,515	37,202,703	3,408,353	1,202,846		108,444,417
%	61.4	34.3	3.1	1.1		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	In the six month period ended June 30 - R$ thousand
	2019	2018
Income from investments in purchase and sale commitments:
• Own portfolio position	597,842	158,448
• Funded position	2,776,984	3,748,128
• Unrestricted position	296,505	1,099,201
Subtotal	3,671,331	5,005,777
Income from interest-earning deposits in other banks	202,617	250,721
Total (Note 6g)	3,873,948	5,256,498

Bradesco     21

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

6)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On June 30 - R$ thousand
	2019	%	2018	%
Trading securities	60,695,702	20.0	45,712,084	16.7
- Government securities	30,338,084	10.0	24,305,807	8.9
- Corporate securities	6,657,811	2.2	7,460,164	2.7
- Derivative financial instruments (1) (5)	23,699,807	7.8	13,946,113	5.1
Available-for-sale securities (2)	177,018,523	58.4	199,560,406	72.9
- Government securities	102,164,982	33.7	133,468,968	48.8
- Corporate securities	74,853,541	24.7	66,091,438	24.1
Held-to-maturity securities (2)	65,713,315	21.6	28,472,656	10.4
- Government securities	56,248,130	18.5	17,034,546	6.2
- Corporate securities	9,465,185	3.1	11,438,110	4.2
Total	303,427,540	100.0	273,745,146	100.0

- Government securities	188,751,196	62.2	174,809,321	63.9
- Corporate securities	114,676,344	37.8	98,935,825	36.1
Total	303,427,540	100.0	273,745,146	100.0

22             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On June 30 - R$ thousand
	2019							2018
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
Financial treasury bills	-	-	706,794	13,434,861	14,141,655	14,141,082	573	14,782,866	305
National treasury notes	-	-	-	7,438,785	7,438,785	7,023,971	414,814	7,772,112	(48,004)
Financial bills	147,150	73,587	168,677	270,335	659,749	662,759	(3,010)	816,017	724
Debentures	-	11,553	79	1,313,440	1,325,072	1,497,337	(172,265)	1,402,817	(57,177)
National treasury bills	234,133	48,471	520,243	7,268,479	8,071,326	7,996,829	74,497	1,098,073	1,721
Brazilian foreign debt securities	-	-	-	162,267	162,267	153,741	8,526	171,922	(11,219)
Derivative financial instruments (1) (5)	12,134,184	883,160	2,960,725	7,721,738	23,699,807	23,356,183	343,624	13,946,113	(3,321,108)
Other	3,035,447	340,928	67,397	1,753,269	5,197,041	5,206,457	(9,416)	5,722,164	(47,647)
Total	15,550,914	1,357,699	4,423,915	39,363,174	60,695,702	60,038,359	657,343	45,712,084	(3,482,405)
Derivative financial instruments (liabilities) (5)	(13,227,539)	(595,713)	(3,337,311)	(7,900,100)	(25,060,663)	(21,561,805)	(3,498,858)	(16,011,812)	(3,297,581)

II)   Available-for-sale securities

Securities (2) (6)	On June 30 - R$ thousand
	2019							2018
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
National treasury bills	8,498	8,052,329	20,105,910	41,677,023	69,843,760	67,875,027	1,968,733	116,411,785	715,515
Debentures	455,120	434,349	3,278,602	47,448,728	51,616,799	51,296,478	320,321	40,429,601	(779,709)
National treasury notes	-	-	-	23,356,404	23,356,404	21,927,540	1,428,864	9,369,704	183,893
Foreign corporate securities	224,791	192,845	193,889	7,424,128	8,035,653	7,790,356	245,297	9,981,772	(198,583)
Shares	6,129,944	-	-	-	6,129,944	7,557,739	(1,427,795)	7,069,530	(1,130,193)
Foreign government bonds	-	5,919,474	-	19,988	5,939,462	5,938,346	1,116	3,607,173	(5,103)
Certificates of real estate receivables	-	-	4,554	1,900,194	1,904,748	1,853,384	51,364	739,224	10,705
Brazilian foreign debt securities	12,092	-	-	1,643,671	1,655,763	1,608,726	47,037	1,763,679	(67,617)
Financial treasury bills	-	-	374,600	957,464	1,332,064	1,331,776	288	2,274,234	1,857
Promissory Notes	103,428	201,829	200,733	78,946	584,936	586,676	(1,740)	5,802,827	39,588
Other	2,511,225	292,900	1,397,720	2,417,145	6,618,990	6,532,430	86,560	2,110,877	8,573
Subtotal	9,445,098	15,093,726	25,556,008	126,923,691	177,018,523	174,298,478	2,720,045	199,560,406	(1,221,074)
Accounting Hedge (Note 6f)	-	-	-	-	-	-	(327,641)	-	(285,786)
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(323,892)	-	(572,732)
Total	9,445,098	15,093,726	25,556,008	126,923,691	177,018,523	174,298,478	2,068,512	199,560,406	(2,079,592)

Bradesco     23

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

III) Held-to-maturity securities

Securities (2) (6)	On June 30 - R$ thousand
	2019							2018
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
National treasury bills	-	-	27,984,601	27,441,188	55,425,789	57,527,071	2,101,282	16,214,867	-
Certificates of real estate receivables	-	-	4,982	9,460,204	9,465,186	9,864,847	399,661	11,438,110	(506,012)
National treasury notes	116	978	929	817,262	819,285	935,618	116,333	816,805	-
Other	-	-	3,055	-	3,055	3,055	-	2,874	-
Total	116	978	27,993,567	37,718,654	65,713,315	68,330,591	2,617,276	28,472,656	(506,012)

c)       Breakdown of the portfolios by financial statement classification

Securities	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
Own portfolio	12,758,384	7,201,854	23,921,241	98,689,860	142,571,339	121,769,181
Fixed income securities	5,816,082	7,201,854	23,921,241	98,689,860	135,629,037	113,894,142
● National treasury notes	116	978	929	7,359,822	7,361,845	3,840,307
● Financial treasury bills	-	-	366,147	12,037,429	12,403,576	11,978,228
● National treasury bills	242,631	36,279	18,256,067	13,602,905	32,137,882	25,212,847
● Debentures	455,120	335,585	3,260,144	44,511,314	48,562,163	38,970,197
● Financial bills	147,150	73,587	168,678	428,864	818,279	916,732
● Certificates of real estate receivables	-	-	9,536	11,396,095	11,405,631	12,224,882
● Foreign corporate securities	356,463	295	226,606	4,790,407	5,373,771	5,441,153
● Brazilian foreign debt securities	12,091	-	-	1,382,623	1,394,714	1,242,513
● Bank deposit certificates	4	308,142	11	-	308,157	387,080
● Promissory Notes	103,428	201,829	200,734	78,946	584,937	5,802,825
● Other	4,499,079	6,245,159	1,432,389	3,101,455	15,278,082	7,877,378
Equity securities	6,942,302	-	-	-	6,942,302	7,875,039
● Shares of listed companies	6,942,302	-	-	-	6,942,302	7,875,039
Restricted securities	103,560	8,367,389	31,060,642	96,824,164	136,355,755	134,906,063
Subject to repurchase agreements	-	4,388,985	29,395,562	88,370,358	122,154,905	122,031,390
● National treasury bills	-	4,086,117	29,296,673	61,168,046	94,550,836	100,210,418
● Foreign corporate securities	-	192,551	-	3,491,644	3,684,195	6,653,272
● National treasury notes	-	-	-	18,821,273	18,821,273	9,568,600
● Financial treasury bills	-	-	80,352	215,226	295,578	2,043,791
● Other	-	110,317	18,537	4,674,169	4,803,023	3,555,309
Given in guarantee to the Brazilian Central Bank	-	3,422,587	-	-	3,422,587	-
● National treasury bills	-	3,422,587	-	-	3,422,587	-
Privatization rights	-	-	-	36,797	36,797	41,707
Given in guarantee	103,560	555,817	1,665,080	8,417,009	10,741,466	12,832,966
● National treasury notes	-	-	-	4,661,599	4,661,599	4,314,345
● National treasury bills	-	555,817	1,027,131	1,615,740	3,198,688	5,413,039
● Financial treasury bills	-	-	637,949	2,139,670	2,777,619	3,037,954
● Other	103,560	-	-	-	103,560	67,628
Derivative financial instruments (1) (5)	12,134,184	883,160	2,960,725	7,721,738	23,699,807	13,946,113
Securities sold under repurchase agreements - unrestricted	-	-	30,882	769,757	800,639	3,123,789
● National treasury bills	-	-	30,882	-	30,882	2,888,422
● National treasury notes	-	-	-	769,757	769,757	235,367
Total	24,996,128	16,452,403	57,973,490	204,005,519	303,427,540	273,745,146
%	8.3	5.4	19.1	67.2	100.0	100.0

24             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Securities	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
Given in guarantee to the Brazilian Central Bank	-	3,422,587	-	-	3,422,587	-
● National treasury bills	-	3,422,587	-	-	3,422,587	-
Privatization rights	-	-	-	36,797	36,797	41,707
Given in guarantee	103,560	555,817	1,665,080	8,417,009	10,741,466	12,832,966
● National treasury notes	-	-	-	4,661,599	4,661,599	4,314,345
● National treasury bills	-	555,817	1,027,131	1,615,740	3,198,688	5,413,039
● Financial treasury bills	-	-	637,949	2,139,670	2,777,619	3,037,954
● Other	103,560	-	-	-	103,560	67,628
Derivative financial instruments (1) (5)	12,134,184	883,160	2,960,725	7,721,738	23,699,807	13,946,113
Securities sold under repurchase agreements - unrestricted	-	-	30,882	769,757	800,639	3,123,789
● National treasury bills	-	-	30,882	-	30,882	2,888,422
● National treasury notes	-	-	-	769,757	769,757	235,367
Total	24,996,128	16,452,403	57,973,490	204,005,519	303,427,540	273,745,146
%	8.3	5.4	19.1	67.2	100.0	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the instruments, we are classifying the derivative financial instruments, in the "Securities for Trading" category. For derivative financial instruments considered as accounting hedge, the category used is "Available-for-Sale Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as of June 30, 2018, Management decided to reclassify Securities available for Sale to Held to Maturity, in the amount of R$ 17,022,922 thousand, without any result, as the result (loss) in the gross amount of R$ (297,343) thousand, was retained in shareholders’ equity and is being recognized in income over the remaining period of the securities, according to article 5 of said Circular. This reclassification was based on the alignment of the risk management strategy. In the first semester of 2019, there were no sale or reclassifications of securities classified in this category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 6d II); and
(6) In the first semester of 2019, there were impairment losses on financial assets (mostly debentures), related to securities classified as “Available-for-Sale” and “Held-to-Maturity” in the amount of R$ 85,873 thousand (R$ 405,592 thousand in 2018), net of constitution/reversals.

Bradesco     25

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, relating an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro-strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure’s key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

26             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

I)      Amount of derivative financial instruments recognized by index

	On June 30 - R$ thousand
	2019					2018
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts
Purchase commitments:	114,011,526		677	-	677	155,316,454		704	-	704
- Interbank market	71,254,434	-	612	-	612	92,588,741	47,093,791	679	-	679
- Foreign currency	41,507,433	-	65	-	65	62,414,663	-	-	-	-
- Other	1,249,659	1,064,710	-	-	-	313,050	170,092	25	-	25
Sale commitments:	149,135,246		(508)	-	(508)	119,915,781		(3,318)	-	(3,318)
- Interbank market (1)	85,703,161	14,448,727	(308)	-	(308)	45,494,950	-	(2,668)	-	(2,668)
- Foreign currency (2)	63,247,136	21,739,703	(186)	-	(186)	74,277,873	11,863,210	(532)	-	(532)
- Other	184,949	-	(14)	-	(14)	142,958	-	(118)	-	(118)

Option contracts
Purchase commitments:	84,474,806		1,302,613	105,640	1,408,253	116,668,877		1,247,856	182,378	1,430,234
- Interbank market	70,655,429	-	454,887	72,509	527,396	101,023,808	-	524,575	28,258	552,833
- Foreign currency	12,271,178	1,812,914	807,215	33,175	840,390	15,232,338	1,083,619	711,703	152,003	863,706
- Other	1,548,199	-	40,511	(44)	40,467	412,731	207,724	11,578	2,117	13,695
Sale commitments:	143,443,243		(2,099,620)	59,899	(2,039,721)	166,349,014		(1,458,867)	(251,584)	(1,710,451)
- Interbank market	131,385,841	60,730,412	(1,444,347)	(57,866)	(1,502,213)	151,995,288	50,971,480	(852,606)	(6,464)	(859,070)
- Foreign currency	10,458,264	-	(573,072)	108,694	(464,378)	14,148,719	-	(571,672)	(249,680)	(821,352)
- Other	1,599,138	50,939	(82,201)	9,071	(73,130)	205,007	-	(34,589)	4,560	(30,029)

Forward contracts
Purchase commitments:	18,373,003		298,446	-	298,446	16,853,738		908,672	-	908,672
- Interbank market	222,943	222,943	4,694	-	4,694	-	-	-	-	-
- Foreign currency	14,717,888	1,411,124	(301,899)	-	(301,899)	16,193,212	-	912,385	-	912,385
- Other	3,432,172	-	595,651	-	595,651	660,526	-	(3,713)	-	(3,713)
Sale commitments:	19,180,469		225,566	-	225,566	19,398,654		(700,569)	-	(700,569)
- Foreign currency (2)	13,306,764	-	213,952	-	213,952	18,441,365	2,248,153	(962,072)	-	(962,072)
- Other	5,873,705	2,441,533	11,614	-	11,614	957,289	296,763	261,503	-	261,503

Bradesco     27

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	2019					2018
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value

Swap contracts
Assets (long position):	76,302,007		13,053,849	237,984	13,291,833	77,509,334		13,807,170	(3,503,486)	10,303,684
- Interbank market	4,679,110	4,143,126	126,977	46,545	173,522	6,254,688	2,261,595	476,328	348,894	825,222
- Fixed rate	53,781,763	25,343,182	11,843,772	(1,047,320)	10,796,452	49,942,201	24,265,065	11,649,671	(3,877,087)	7,772,584
- Foreign currency	16,037,305	-	875,336	1,029,090	1,904,426	14,138,588	-	1,544,060	(27,986)	1,516,074
- IGPM	752,004	49,004	106,768	90,904	197,672	732,450	-	50,878	12,860	63,738
- Other	1,051,825	-	100,996	118,765	219,761	6,441,407	3,884,387	86,233	39,833	126,066
Liabilities (unrestricted position):	52,055,607		(10,986,645)	(3,558,757)	(14,545,402)	59,692,490		(9,248,658)	(3,045,997)	(12,294,655)
- Interbank market	535,984	-	(19,918)	2,091	(17,827)	3,993,093	-	(39,939)	(98,594)	(138,533)
- Fixed rate	28,438,581	-	(8,055,414)	(2,524,777)	(10,580,191)	25,677,136	-	(4,398,192)	(3,132,289)	(7,530,481)
- Foreign currency	19,428,316	3,391,011	(2,441,706)	(653,272)	(3,094,978)	26,729,241	12,590,653	(4,405,651)	279,558	(4,126,093)
- IGPM	703,000	-	(159,037)	(125,737)	(284,774)	736,000	3,550	(100,835)	(26,447)	(127,282)
- Other	2,949,726	1,897,901	(310,570)	(257,062)	(567,632)	2,557,020	-	(304,041)	(68,225)	(372,266)
Total	656,975,907		1,794,378	(3,155,234)	(1,360,856)	731,704,342		4,552,990	(6,618,689)	(2,065,699)

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$ 33,771,169 thousand (R$ 4,728,847 in 2018); and (ii) accounting cash flow hedges in the amount of R$ 10,485,976 thousand (note 6f);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$ 60,314,233 thousand ; and

(3) Reflects the net balance between the Asset and Liability position.

28             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

	On June 30 - R$ thousand
	2019									2018
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	13,053,849	237,984	13,291,833	56.1	4,136,866	123,482	2,760,083	6,271,402	13,291,833	10,303,684
Adjustment receivable - future	677	-	677	-	677	-	-	-	677	704
Receivable forward purchases	3,429,598	-	3,429,598	14.5	3,134,585	32,889	8,793	253,331	3,429,598	1,583,553
Receivable forward sales (1)	5,569,446	-	5,569,446	23.5	5,090,363	53,410	14,279	411,394	5,569,446	627,938
Premiums on exercisable options	1,302,613	105,640	1,408,253	5.9	413,481	31,591	177,570	785,611	1,408,253	1,430,234
Total assets (A)	23,356,183	343,624	23,699,807	100.0	12,775,972	241,372	2,960,725	7,721,738	23,699,807	13,946,113
Adjustment payables - swaps	(10,986,645)	(3,558,757)	(14,545,402)	58.1	(3,934,837)	(119,514)	(3,070,704)	(7,420,347)	(14,545,402)	(12,294,655)
Adjustment payables - future	(508)	-	(508)	-	(508)	-	-	-	(508)	(3,318)
Payable forward purchases	(3,131,152)	-	(3,131,152)	12.5	(3,041,268)	(31,615)	(32,062)	(26,207)	(3,131,152)	(674,881)
Payable forward sales	(5,343,880)	-	(5,343,880)	21.3	(5,190,475)	(53,958)	(54,720)	(44,727)	(5,343,880)	(1,328,507)
Premiums on written options	(2,099,620)	59,899	(2,039,721)	8.1	(1,406,088)	(44,989)	(179,825)	(408,819)	(2,039,721)	(1,710,451)
Total liabilities (B)	(21,561,805)	(3,498,858)	(25,060,663)	100.0	(13,573,176)	(250,076)	(3,337,311)	(7,900,100)	(25,060,663)	(16,011,812)

Net Effect (A-B)	1,794,378	(3,155,234)	(1,360,856)		(797,204)	(8,704)	(376,586)	(178,362)	(1,360,856)	(2,065,699)

(1)   Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)  Futures, options, forward and swap contracts – (Reference Value)

	On June 30 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2019	2018
	days	days	days	days
Futures contracts (1)	70,912,619	18,040,795	99,446,025	74,747,333	263,146,772	275,232,235
Option contracts	47,929,155	4,916,919	166,641,198	8,430,777	227,918,049	283,017,891
Forward contracts (1)	16,287,617	5,438,339	4,496,990	11,330,526	37,553,472	36,252,392
Swap contracts	31,496,669	8,350,947	29,045,262	59,464,736	128,357,614	137,201,824
Total in 2019	166,626,060	36,747,000	299,629,475	153,973,372	656,975,907
Total in 2018	127,842,866	250,003,555	139,651,238	214,206,683		731,704,342

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Bradesco     29

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On June 30 - R$ thousand
	2019	2018
Government securities
National treasury bills	1,228,587	3,769,858
National treasury notes	5,080,866	4,916,695
Total	6,309,453	8,686,553

V)  Revenues and expenses, net

	In the six month period ended June 30 - R$ thousand
	2019	2018
Swap contracts	303,605	(1,846,732)
Forward contracts (1)	180,334	(444,282)
Option contracts	(477,583)	(353,921)
Futures contracts (1)	(168,451)	(4,538,303)
Total (Note 6g)	(162,095)	(7,183,238)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparts

	On June 30 - R$ thousand
	2019	2018
B3 (stock exchange)	447,562,191	496,600,699
B3 (over-the-counter)	169,472,796	179,920,995
Financial Institutions	92,142,359	93,864,783
Companies	77,008,439	85,912,275
Individuals	321,998	143,937
Overseas (stock exchange) (1)	27,342,666	45,476,695
Overseas (over-the-counter) (1)	12,598,254	9,705,953
Total	656,975,907	731,704,342

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)       Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	On June 30 - R$ thousand
	2019	2018
Risk received in credit Swaps:	2,454,003	2,086,697
- Debt securities issued by companies	761,803	768,422
- Bonds of the Brazilian public debt	1,647,363	1,318,275
- Bonds of foreign public debt	44,837	-
Risk transferred in credit Swaps:	(210,771)	(1,118,182)
- Brazilian public debt derivatives	(172,449)	(886,834)
- Foreign public debt derivatives	(38,322)	(231,348)
Total net credit risk value	2,243,232	968,515
Effect on Shareholders' Equity	25,645	68,538
Remuneration on the counterparty receiving the risk	(2,156)	304

30             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

f)        Hedge Accounting

On June 30, 2019, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082 / 02, composed by:

I)    Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On June 30 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	11,614,367	11,637,448	85,737	51,442
Hedge of interest payments on funding (1)	33,771,169	33,453,646	(128,558)	(77,135)
Total in 2019	45,385,536	45,091,094	(42,821)	(25,693)
*
Hedge of interest receipts from investments in securities (2)	10,485,976	9,484,831	19,579	11,747
Hedge of interest payments on funding (1)	4,728,847	4,637,720	(44,727)	(26,836)
Total in 2018	15,214,823	14,122,551	(25,148)	(15,089)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity in 2020, making the cash flow prefixed; and (2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2019, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$ (70,027) thousand.

There were no gains/(losses) related to the cash flow hedge recorded in the income statements in the first semester of 2019 (R$ 14,464 thousand in 2018).

II)   Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On June 30 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,497,240	865,082	(284,820)	(170,892)
Total in 2019	1,497,240	865,082	(284,820)	(170,892)
*
Hedge of exchange variation on future cash flows (1)	1,382,494	752,159	(260,638)	(156,383)
Total in 2018	1,382,494	752,159	(260,638)	(156,383)

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

Bradesco     31

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$ 774 thousand.

Gains/(losses) related to the hedge of investments abroad recorded in income accounts in the first semester of 2019 were R$ (1,049) thousand (R$ (6,258) thousand in 2018).

g)      Income from securities, insurance and derivative financial instruments

	In the six month period ended June 30 - R$ thousand
	2019	2018
Fixed income securities (1)	11,048,061	10,733,256
Interbank investments (Note 5b)	3,873,948	5,256,498
Equity securities	429,813	83,770
Subtotal	15,351,822	16,073,524
Income from derivative financial instruments (Note 6d V)	(162,095)	(7,183,238)
Total	15,189,727	8,890,286

(1) In the first semester of 2019, there were losses due to impairment of financial assets (mostly debentures), in the amount of R$ 85,873 thousand (R$ 405,592 thousand in 2018), net of constitution/reversal.

7)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On June 30 - R$ thousand
	Remuneration	2019	2018
Compulsory deposit – demand deposits	not remunerated	6,789,276	7,230,446
Compulsory deposit – savings deposits	savings index	21,647,016	20,437,684
Compulsory deposit – time deposits	Selic rate	58,425,818	43,685,879
Requirement rural loans funds	not remunerated	-	46,225
Reserve requirement – SFH	TR + interest rate	230,165	1,241,906
Total		87,092,275	72,642,140

For more information on compulsory deposits see Note 32.

b)        Revenue from reserve requirement

	In the six month period ended June 30 - R$ thousand
	2019	2018
Reserve requirement – Bacen (Compulsory deposit)	2,264,107	1,806,363
Reserve requirement – SFH	18,076	25,038
Total	2,282,183	1,831,401

32             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

8)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On June 30 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2019 (A)	-4%	Total in 2018 (A)	-4%
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	22,897,707	11,857,379	9,693,202	23,531,286	25,935,162	82,248,359	176,163,095	36.6	160,790,824	36.6
Financing	6,062,471	3,515,117	3,542,487	11,563,046	17,532,468	98,951,847	141,167,436	29.4	128,807,899	29.3
Agricultural and agribusiness loans	1,673,942	1,009,649	907,862	3,000,336	4,529,872	7,434,679	18,556,340	3.9	22,017,036	5.0
Subtotal	30,634,120	16,382,145	14,143,551	38,094,668	47,997,502	188,634,885	335,886,871	69.9	311,615,759	70.9
Leases	98,788	88,830	80,855	237,293	419,384	1,407,374	2,332,524	0.5	1,958,536	0.4
Advances on foreign exchange contracts (2)	2,546,086	2,561,736	1,418,889	5,416,870	3,871,595	-	15,815,176	3.3	13,029,031	3.0
Subtotal	33,278,994	19,032,711	15,643,295	43,748,831	52,288,481	190,042,259	354,034,571	73.7	326,603,326	74.3
Other receivables (3)	20,537,341	9,691,983	4,808,524	7,698,300	3,843,193	489,994	47,069,335	9.8	36,233,029	8.2
Total loans	53,816,335	28,724,694	20,451,819	51,447,131	56,131,674	190,532,253	401,103,906	83.5	362,836,355	82.5
Acquisition of credit card receivables	1,740,492	652,371	522,778	1,435,715	770,774	-	5,122,130	1.1	3,914,145	0.9
Subtotal	55,556,827	29,377,065	20,974,597	52,882,846	56,902,448	190,532,253	406,226,036	84.6	366,750,500	83.4
Sureties and guarantees	3,334,590	391,336	849,654	6,695,876	10,557,137	51,830,039	73,658,632	15.3	71,764,947	16.3
Loan assignment - real estate receivables certificate	-	-	-	-	-	-	-	-	815,029	0.2
Guarantee given on rural loans assigned	-	-	-	9,716	-	62,501	72,217	-	76,709	-
Letters of credit for imports	115,159	49,921	15,135	167,360	36,525	4,582	388,682	0.1	399,853	0.1
Confirmed exports loans	45,900	21,379	3,642	21,634	29,579	3,786	125,920	-	82,791	-
Total - Off-balance-sheet accounts	3,495,649	462,636	868,431	6,894,586	10,623,241	51,900,908	74,245,451	15.4	73,139,329	16.6
Total in 2019	59,052,476	29,839,701	21,843,028	59,777,432	67,525,689	242,433,161	480,471,487	100.0
Total in 2018	54,812,571	25,533,762	22,072,416	48,783,363	63,617,253	225,070,464			439,889,829	100.0

Bradesco     33

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2019 (B)	-4%	Total in 2018 (B)	-4%
	days	days	days	days	days
Discounted trade receivables and loans (1)	1,055,566	1,288,113	1,246,247	2,314,883	3,134,370	9,039,179	83.7	10,332,537	83.6
Financing	317,239	208,608	121,674	226,529	199,867	1,073,917	10.0	1,281,673	10.4
Agricultural and agribusiness loans	11,454	25,333	11,278	34,202	56,430	138,697	1.3	204,661	1.7
Subtotal	1,384,259	1,522,054	1,379,199	2,575,614	3,390,667	10,251,793	95.0	11,818,871	95.7
Leases	4,308	4,592	2,099	3,914	3,632	18,545	0.2	14,074	0.1
Advances on foreign exchange contracts (2)	18,798	68,236	139,253	7,210	-	233,497	2.2	97,708	0.8
Subtotal	1,407,365	1,594,882	1,520,551	2,586,738	3,394,299	10,503,835	97.4	11,930,653	96.6
Other receivables (3)	43,852	58,314	34,220	67,013	73,322	276,721	2.6	424,622	3.4
Total in 2019	1,451,217	1,653,196	1,554,771	2,653,751	3,467,621	10,780,556	100.0
Total in 2018	2,224,671	1,692,654	1,216,558	3,196,221	4,025,171			12,355,275	100.0

	On June 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2019 (C)	-4%	Total in 2018 (C)	-4%
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	731,438	549,870	489,098	1,214,837	1,808,026	4,784,418	9,577,687	61.9	9,432,273	61.4
Financing	212,054	177,895	174,240	481,841	764,935	3,842,196	5,653,161	36.6	5,528,626	36.0
Agricultural and agribusiness loans	1,424	2,058	2,103	6,342	18,445	42,022	72,394	0.5	192,379	1.3
Subtotal	944,916	729,823	665,441	1,703,020	2,591,406	8,668,636	15,303,242	99.0	15,153,278	98.7
Leases	4,167	3,798	3,709	8,666	15,630	51,369	87,339	0.6	51,068	0.3
Subtotal	949,083	733,621	669,150	1,711,686	2,607,036	8,720,005	15,390,581	99.6	15,204,346	99.0
Other receivables (3)	5,665	4,837	4,302	10,890	12,795	17,142	55,631	0.4	164,791	1.0
Total in 2019	954,748	738,458	673,452	1,722,576	2,619,831	8,737,147	15,446,212	100.0
Total in 2018	915,162	782,100	691,046	1,742,454	2,884,913	8,353,462			15,369,137	100.0

34             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	Total
	Total in 2019 (A+B+C)	-4%	Total in 2018 (A+B+C)	-4%
Discounted trade receivables and loans (1)	194,779,961	38.4	180,555,634	38.7
Financing	147,894,514	29.2	135,618,198	29.0
Agricultural and agribusiness loans	18,767,431	3.7	22,414,076	4.8
Subtotal	361,441,906	71.3	338,587,908	72.5
Leases	2,438,408	0.5	2,023,678	0.4
Advances on foreign exchange contracts (2) (Note 9a)	16,048,673	3.2	13,126,739	2.8
Subtotal	379,928,987	75.0	353,738,325	75.7
Other receivables (3)	47,401,687	9.4	36,822,442	7.9
Total loans	427,330,674	84.4	390,560,767	83.6
Acquisition of credit card receivables	5,122,130	1.0	3,914,145	0.8
Subtotal	432,452,804	85.4	394,474,912	84.4
Sureties and guarantees	73,658,632	14.5	71,764,947	15.3
Loan assignment - real estate receivables certificate	-	-	815,029	0.2
Guarantee given on rural loans assigned	72,217	-	76,709	-
Letters of credit for imports	388,682	0.1	399,853	0.1
Confirmed exports loans	125,920	-	82,791	-
Total - Off-balance-sheet accounts	74,245,451	14.6	73,139,329	15.6
Total in 2019	506,698,255	100.0
Total in 2018			467,614,241	100.0

(1) Including credit card loans and advances on credit card receivables of R$ 13,301,453 thousand (R$ 13,898,610 thousand in 2018);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants), in the amount of R$ 28,182,453 thousand (R$ 26,466,763 thousand in 2018); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

Bradesco     35

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b) By type and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Discounted trade receivables and loans	21,459,598	94,678,937	16,832,407	29,174,548	6,712,221	4,437,195	5,361,920	2,875,270	13,247,865	194,779,961	38.9	180,555,634	39.1
Financing	88,798,777	28,542,912	12,253,682	9,116,996	1,882,079	942,990	899,097	1,712,203	3,745,778	147,894,514	29.5	135,618,198	29.3
Agricultural and agribusiness loans	4,251,617	7,334,056	4,296,394	2,393,869	254,859	77,176	26,490	15,279	117,691	18,767,431	3.7	22,414,076	4.9
Subtotal	114,509,992	130,555,905	33,382,483	40,685,413	8,849,159	5,457,361	6,287,507	4,602,752	17,111,334	361,441,906	72.1	338,587,908	73.3
Leases	409,566	583,761	1,243,339	24,454	15,545	3,859	5,344	87,082	65,458	2,438,408	0.5	2,023,678	0.4
Advances on foreign exchange contracts (2)	8,826,853	2,428,656	2,230,700	1,863,514	102,570	57,364	344,826	57,012	137,178	16,048,673	3.2	13,126,739	2.8
Subtotal	123,746,411	133,568,322	36,856,522	42,573,381	8,967,274	5,518,584	6,637,677	4,746,846	17,313,970	379,928,987	75.8	353,738,325	76.5
Other receivables	15,532,293	20,622,782	5,062,475	4,896,225	263,167	319,147	109,376	78,480	517,742	47,401,687	9.5	36,822,442	8.0
Subtotal	139,278,704	154,191,104	41,918,997	47,469,606	9,230,441	5,837,731	6,747,053	4,825,326	17,831,712	427,330,674	85.3	390,560,767	84.5
Financial guarantees provided (3)	60,133,089	2,336,757	2,902,803	6,668,445	1,617,538	-	-	-	-	73,658,632	14.7	71,764,947	15.5
Total in 2019	199,411,793	156,527,861	44,821,800	54,138,051	10,847,979	5,837,731	6,747,053	4,825,326	17,831,712	500,989,306	100.0
%	39.8	31.2	8.9	10.8	2.2	1.2	1.3	1.0	3.6	100.0
Total in 2018	182,936,219	133,421,668	46,583,553	53,580,686	12,171,019	7,867,945	4,963,632	3,130,270	17,670,722			462,325,714	100.0
%	39.6	28.9	10.1	11.6	2.6	1.7	1.1	0.7	3.8			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;

(2) Note 9a; and

(3) The provision for losses, associated to the financial guarantees provided, is being evaluated as provided by CMN Resolution No. 4,512/16, more information on the methodology used, see Note 18c.

36             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Composition of loan operations by risk level and delay situation

I)        Levels of risk

	On June 30 - R$ thousand
	Levels of risk
	Non-performing loans (3)
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	-	-	2,057,264	3,036,138	1,935,894	1,386,541	1,120,820	1,326,728	4,582,827	15,446,212	100.0	15,369,137	100.0
1 to 30	-	-	185,159	213,839	115,017	83,998	61,517	58,262	236,956	954,748	6.2	915,162	6.0
31 to 60	-	-	130,080	159,121	89,671	69,423	52,192	46,444	191,527	738,458	4.8	782,100	5.1
61 to 90	-	-	113,524	131,250	86,190	64,610	49,721	43,484	184,673	673,452	4.4	691,046	4.5
91 to 180	-	-	210,653	326,453	238,793	183,710	137,502	122,306	503,159	1,722,576	11.2	1,742,454	11.3
181 to 360	-	-	298,420	473,416	378,582	271,519	211,503	202,721	783,670	2,619,831	16.9	2,884,913	18.8
More than 360	-	-	1,119,428	1,732,059	1,027,641	713,281	608,385	853,511	2,682,842	8,737,147	56.5	8,353,462	54.3
Past-due installments (2)	-	-	475,566	1,038,491	989,693	844,841	988,723	904,450	5,538,792	10,780,556	100.0	12,355,275	100.0
1 to 14	-	-	11,789	62,611	44,716	59,128	17,097	32,988	227,366	455,695	4.2	1,208,408	9.8
15 to 30	-	-	445,497	226,851	86,012	55,464	33,717	23,623	124,358	995,522	9.2	1,016,263	8.2
31 to 60	-	-	18,280	729,449	216,332	118,528	73,551	104,971	392,085	1,653,196	15.4	1,692,654	13.7
61 to 90	-	-	-	15,422	619,336	131,881	178,551	65,063	544,518	1,554,771	14.4	1,216,558	9.8
91 to 180	-	-	-	4,158	23,297	469,723	662,905	656,490	837,178	2,653,751	24.6	3,196,221	25.9
181 to 360	-	-	-	-	-	10,117	22,902	21,315	3,385,984	3,440,318	31.9	3,940,957	31.9
More than 360	-	-	-	-	-	-	-	-	27,303	27,303	0.3	84,214	0.7
Subtotal	-	-	2,532,830	4,074,629	2,925,587	2,231,382	2,109,543	2,231,178	10,121,619	26,226,768		27,724,412
Specific provision	-	-	25,329	122,239	292,558	669,414	1,054,772	1,561,826	10,121,619	13,847,757		15,400,592

(1) Percentage of maturities by type of installment;
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

Bradesco     37

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On June 30 - R$ thousand
	Levels of risk
	Performing loans (2)
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	138,816,046	153,486,894	39,259,904	43,133,731	6,216,575	3,571,009	4,450,594	2,216,201	7,671,710	398,822,664	99.4	361,572,903	99.7
1 to 30	12,539,666	22,141,011	5,277,465	7,887,821	633,160	264,662	1,535,636	467,347	788,325	51,535,093	12.8	48,355,629	13.3
31 to 60	8,712,880	11,695,375	3,150,088	4,061,781	213,275	394,120	165,996	74,490	256,689	28,724,694	7.2	24,167,288	6.7
61 to 90	5,255,268	9,010,092	2,509,764	3,116,095	173,923	106,868	60,876	60,200	158,733	20,451,819	5.1	19,982,498	5.5
91 to 180	16,643,703	19,288,344	6,049,187	6,605,744	883,002	293,047	718,431	543,886	421,787	51,447,131	12.8	41,404,264	11.4
181 to 360	18,459,192	23,421,189	6,034,599	6,244,196	579,389	385,019	176,777	162,242	669,071	56,131,674	14.0	53,164,122	14.7
More than 360	77,205,337	67,930,883	16,238,801	15,218,094	3,733,826	2,127,293	1,792,878	908,036	5,377,105	190,532,253	47.5	174,499,102	48.1
Past due up to 14 days	462,658	704,210	126,263	261,246	88,279	35,340	186,916	377,947	38,383	2,281,242	0.6	1,263,452	0.3
Subtotal	139,278,704	154,191,104	39,386,167	43,394,977	6,304,854	3,606,349	4,637,510	2,594,148	7,710,093	401,103,906	100.0	362,836,355	100.0
Generic provision	-	770,956	393,861	1,301,849	630,485	1,081,905	2,318,755	1,815,903	7,710,093	16,023,807		12,887,238
Total in 2019	139,278,704	154,191,104	41,918,997	47,469,606	9,230,441	5,837,731	6,747,053	4,825,326	17,831,712	427,330,674
Existing provision	-	867,880	457,388	1,560,649	1,425,048	4,178,605	5,741,745	4,691,983	17,831,712	36,755,010
Minimum required provision	-	770,956	419,190	1,424,088	923,043	1,751,319	3,373,527	3,377,729	17,831,712	29,871,564
Excess provision	-	96,924	38,198	136,561	502,005	2,427,286	2,368,218	1,314,254	-	6,883,446
Total in 2018	125,324,013	129,648,947	45,145,689	45,648,887	11,168,247	7,860,360	4,963,632	3,130,270	17,670,722			390,560,767
Existing provision	-	731,575	486,730	1,510,311	1,673,986	5,244,061	4,823,441	3,033,975	17,670,722			35,174,801
Minimum required provision	-	648,245	451,457	1,369,466	1,116,825	2,358,109	2,481,817	2,191,189	17,670,722			28,287,830
Excess provision	-	83,330	35,273	140,845	557,161	2,885,952	2,341,624	842,786	-			6,886,971

(1) Percentage of maturities by type of installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II)             Operations

Exposure	Operation
	On time	Past-due 0 to 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Loans	385,659,324	11,353,476	12,731,246	3,813,114	6,272,473	7,414,006	87,034	427,330,674

38             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)    Concentration of loans

	On June 30 - R$ thousand
	2019	% (1)	2018	% (1)
Largest borrower	8,807,543	2.1	9,087,540	2.3
10 largest borrowers	36,596,261	8.6	33,697,877	8.6
20 largest borrowers	53,133,546	12.4	51,765,908	13.3
50 largest borrowers	78,317,888	18.3	73,806,142	18.9
100 largest borrowers	97,252,884	22.8	91,523,131	23.5

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	On June 30 - R$ thousand
	2019	%	2018	%
Public sector	8,901,193	2.1	9,325,261	2.4
Oil, derivatives and aggregate activities	8,807,543	2.1	9,087,540	2.3
Production and distribution of electricity	3,236	-	2,294	-
Services	90,414	-	235,427	0.1
Private sector	418,429,481	97.9	381,235,506	97.6
Companies	209,802,233	49.1	199,719,262	51.1
Real estate and construction activities	24,936,208	5.8	28,087,651	7.2
Retail	31,037,908	7.3	26,948,921	6.9
Services	20,806,851	4.9	19,297,626	4.9
Transportation and concession	18,637,934	4.4	15,962,294	4.1
Automotive	13,242,272	3.1	12,016,051	3.1
Food products	10,925,921	2.6	12,394,433	3.2
Wholesale	11,293,905	2.6	9,916,910	2.5
Production and distribution of electricity	4,126,088	1.0	6,004,914	1.5
Iron and steel industry	9,347,452	2.2	7,639,265	2.0
Sugar and alcohol	7,240,162	1.7	7,564,020	1.9
Holding	4,050,368	0.9	3,835,191	1.0
Capital goods	3,052,874	0.7	2,740,303	0.7
Pulp and paper	3,116,991	0.7	3,046,627	0.8
Chemical	3,828,285	0.9	3,823,138	1.0
Cooperative	2,433,611	0.6	3,831,002	1.0
Financial	2,475,909	0.6	2,364,089	0.6
Leisure and tourism	3,293,501	0.8	2,824,784	0.7
Textiles	2,171,067	0.5	1,961,281	0.5
Agriculture	1,871,193	0.4	1,994,657	0.5
Oil, derivatives and aggregate activities	2,042,435	0.5	1,820,208	0.5
Other industries	29,871,298	7.0	25,645,897	6.6
Individuals	208,627,248	48.8	181,516,244	46.5
Total	427,330,674	100.0	390,560,767	100.0

Bradesco     39

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

f)   Breakdown of loans and allowance for loan losses

Level of risk	On June 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2019 YTD (2)	% 2018 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	139,278,704	139,278,704	32.5	32.5	32.0
A	-	-	-	154,191,104	154,191,104	36.1	68.6	65.2
B	475,566	2,057,264	2,532,830	39,386,167	41,918,997	9.8	78.4	76.8
C	1,038,491	3,036,138	4,074,629	43,394,977	47,469,606	11.1	89.5	88.5
Subtotal	1,514,057	5,093,402	6,607,459	376,250,952	382,858,411	89.5
D	989,693	1,935,894	2,925,587	6,304,854	9,230,441	2.2	91.7	91.4
E	844,841	1,386,541	2,231,382	3,606,349	5,837,731	1.4	93.1	93.4
F	988,723	1,120,820	2,109,543	4,637,510	6,747,053	1.6	94.7	94.7
G	904,450	1,326,728	2,231,178	2,594,148	4,825,326	1.1	95.8	95.5
H	5,538,792	4,582,827	10,121,619	7,710,093	17,831,712	4.2	100.0	100.0
Subtotal	9,266,499	10,352,810	19,619,309	24,852,954	44,472,263	10.5
Total in 2019	10,780,556	15,446,212	26,226,768	401,103,906	427,330,674	100.0
%	2.5	3.6	6.1	93.9	100.0
Total in 2018	12,355,275	15,369,137	27,724,412	362,836,355	390,560,767
%	3.2	3.9	7.1	92.9	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

40             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Level of risk	On June 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2019 YTD (1)	% 2018 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	770,956	770,956	96,924	867,880	0.6	0.6
B	1.0	4,756	20,573	25,329	393,861	419,190	38,198	457,388	1.1	1.1
C	3.0	31,155	91,084	122,239	1,301,849	1,424,088	136,561	1,560,649	3.3	3.3
Subtotal		35,911	111,657	147,568	2,466,666	2,614,234	271,683	2,885,917	0.8	0.8
D	10.0	98,969	193,589	292,558	630,485	923,043	502,005	1,425,048	15.4	15.0
E	30.0	253,452	415,962	669,414	1,081,905	1,751,319	2,427,286	4,178,605	71.6	66.7
F	50.0	494,362	560,410	1,054,772	2,318,755	3,373,527	2,368,218	5,741,745	85.1	97.2
G	70.0	633,116	928,710	1,561,826	1,815,903	3,377,729	1,314,254	4,691,983	97.2	96.9
H	100.0	5,538,792	4,582,827	10,121,619	7,710,093	17,831,712	-	17,831,712	100.0	100.0
Subtotal		7,018,691	6,681,498	13,700,189	13,557,141	27,257,330	6,611,763	33,869,093	76.2	72.4
Total in 2019		7,054,602	6,793,155	13,847,757	16,023,807	29,871,564	6,883,446	36,755,010	8.6
%		19.2	18.5	43.6	81.3	18.7	18.7	37.4
Total in 2018		7,953,911	7,446,681	15,400,592	12,887,238	28,287,830	6,886,971	35,174,801		9.0
%		22.6	21.2	43.8	36.6	80.4	19.6	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

Bradesco     41

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)     Changes in allowance for loan losses

	In the six month period ended June 30 - R$ thousand
	2019	2018
- Specific provision (1)	14,063,924	16,827,365
- Generic provision (2)	14,061,946	12,695,067
- Excess provision (3)	6,881,309	6,895,477
Opening balance on December 31	35,007,179	36,417,909
Accounting for allowance for loan losses (Note 8h-1) (5)	10,577,361	8,943,405
Write-offs	(8,813,386)	(10,207,989)
Exchange variation	(16,144)	21,476
Closing balance on June 30	36,755,010	35,174,801
- Specific provision (1)	13,847,757	15,400,592
- Generic provision (2)	16,023,807	12,887,238
- Excess provision (3)	6,883,446	6,886,971

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 8f);

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	In the six month period ended June 30 - R$ thousand
	2019	2018
Amount recognized (1)	10,577,361	8,943,405
Amount recovered (2)	(4,612,398)	(3,082,034)
Allowance for Loan Losses expense net of amounts recovered	5,964,963	5,861,371

(1) Classified in income from loans (Note 8j); and
(2) In the first semester of 2019, credit was granted for operations already written-off for losses, without the retention of risks and benefits in the amount of R$ 4,013,086 thousand (R$ 8,849,035 thousand in 2018), whose sale value was R$ 83,728 thousand (R$ 155,490 thousand in 2018).

i)        Changes in the renegotiated portfolio

	On June 30 - R$ thousand
	2019	2018
Opening balance on December 31	17,145,059	17,191,084
Amount renegotiated	9,953,870	7,365,907
Amount received	(5,056,264)	(4,391,967)
Write-offs	(2,451,440)	(2,980,475)
Closing balance on June 30	19,591,225	17,184,549
Allowance for loan losses	15,278,411	13,334,580
Percentage on renegotiated portfolio	78.0%	77.6%

42             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)      Income from loans and leasing

	In the six month period ended June 30 - R$ thousand
	2019	2018
Discounted trade receivables and loans	23,536,854	22,260,209
Financing	8,117,227	7,732,345
Agricultural and agribusiness loans	739,424	944,575
Subtotal	32,393,505	30,937,129
Recovery of credits charged-off as losses	4,612,398	3,082,034
Subtotal	37,005,903	34,019,163
Leases, net of expenses	122,110	109,970
Total	37,128,013	34,129,133

k)     Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 8b):

	In the six month period ended June 30 - R$ thousand
	2019	2018
Financial Leases Receivables	2,050,719	1,876,403
Unearned income from leases	(2,015,974)	(1,846,516)
Financial leased assets, plus lease losses (net)	5,340,152	5,534,158
Accrued depreciation on asset finance leasing:	(1,474,800)	(1,968,168)
- Accumulated depreciation	(2,471,356)	(2,937,992)
Difference in depreciation	996,556	969,824
Prepaid guaranteed residual value (Note 18b)	(1,461,689)	(1,572,199)
Total present value	2,438,408	2,023,678

9)      OTHER RECEIVABLES

a)       Foreign exchange portfolio

Balances

	On June 30 - R$ thousand
	2019	2018
Assets – other receivables
Exchange purchases pending settlement	27,511,452	23,199,914
Foreign exchange and forward documents in foreign currencies	4,099	13,581
Exchange sale receivables	14,388,441	7,896,854
(-) Advances in domestic currency received	(510,731)	(380,749)
Income receivable on advances granted	309,022	213,019
Total	41,702,283	30,942,619
Liabilities – other liabilities
Exchange sales pending settlement	14,483,668	8,400,162
Exchange purchase payables	27,500,318	20,874,410
(-) Advances on foreign exchange contracts	(16,048,673)	(13,126,739)
Other	2,050	3,321
Total	25,937,363	16,151,154
Net foreign exchange portfolio	15,764,920	14,791,465
Off-balance-sheet accounts:
- Loans available for import	388,682	399,853
- Confirmed exports loans	125,920	82,791

Bradesco     43

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	In the six month period ended June 30 - R$ thousand
	2019	2018
Foreign exchange income	1,396,237	529,278
Adjustments:
- Income on foreign currency financing (1)	83,498	117,450
- Income on export financing (1)	872,431	795,112
- Expenses of liabilities with foreign bankers (2) (Note 16c)	(857,756)	(339,639)
- Funding expenses (3)	(869,301)	(437,210)
- Other (4)	(22,862)	384,187
Total adjustments	(793,990)	519,900
Adjusted foreign exchange income	602,247	1,049,178

(1) Recognized in “Income from loans”;
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On June 30 - R$ thousand
	2019	2018
Deferred tax assets (Note 31c)	53,686,436	54,250,173
Credit card operations	28,182,453	26,466,763
Debtors for escrow deposits	16,670,336	16,473,256
Trade and credit receivables	18,916,626	10,104,995
Prepaid taxes	11,688,797	10,791,330
Other debtors	2,213,501	3,724,682
Payments to be reimbursed	778,144	1,168,463
Receivables from sale of assets	171,355	207,213
Other	443,284	615,789
Total	132,750,932	123,802,664

10)    OTHER ASSETS

a)     Foreclosed assets/other

	On June 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2019	2018
Real estate	2,498,952	(1,547,192)	951,760	1,205,528
Vehicles and similar	464,532	(287,241)	177,291	187,183
Inventories/warehouse	9,435	-	9,435	13,367
Machinery and equipment	5,937	(3,477)	2,460	971
Other	11,594	(11,594)	-	1,214
Total in 2019	2,990,450	(1,849,504)	1,140,946
Total in 2018	2,808,167	(1,399,904)		1,408,263

b)     Prepaid expenses

	On June 30 - R$ thousand
	2019	2018
Anticipation for acquisition of right to provide financial services	901	70,255
Commission on the placement of loans and financing (1)	611,478	457,486
Advertising and marketing expenses (2)	186,305	146,674
Other (3)	775,235	1,068,622
Total	1,573,919	1,743,037

(1) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(2) Prepaid expenses of future advertising and marketing campaigns on media; and
(3) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

44             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

11)    INVESTMENTS

The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Equity in the Earnings (Losses) of Affiliates and Subsidiaries”, and are demonstrated below:

Companies (1)	In the six month period ended June 30 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)			Equity interest in capital	Adjusted income	Book value	Equity accounting adjustments (4)
			Ordinary (ON)	Preferential (PN)	Quotas			2019	2019	2018
Bradseg Participações S.A.	17,552,831	33,022,802	8	-	-	97.20%	3,396,991	32,098,164	3,301,875	2,848,529
Quixaba Empreendimentos e Participações Ltda.	10,463,487	15,231,743	-	-	10,463,487	100.00%	645,029	15,231,743	645,029	775,747
Kirton Seguros S.A. (2)	-	-	-	-	-	-	-	-	-	62,654
Bradesco Seguros S.A.	8,940,099	21,967,215	49	-	-	6.32%	3,081,282	1,388,327	194,737	37,753
Tibre Holdings Ltda.	350,000	639,065	-	-	350,000	100.00%	12,425	639,065	12,425	13,604
Bradescard Elo Participações S.A.	1,040,000	1,871,157	4,167,605	-	-	100.00%	175,925	1,871,157	175,925	152,638
Embaúba Holdings Ltda.	326,000	503,151	-	-	285,905	87.70%	9,706	441,263	8,512	8,455
BF Promotora de Vendas Ltda.	2,426,220	2,276,213	-	-	2,426,220	100.00%	10,667	2,276,213	10,667	13,944
Haitong Banco de Investimento do Brasil S.A.	420,000	517,515	12,734	12,734	-	20.00%	12,020	103,503	3,304	(1,397)
Credival - Participações Administração e Assessoria Ltda.	1,021,027	1,196,528	-	-	102,102,670	100.00%	24,681	1,196,528	24,681	33,110
Bankpar Brasil Ltda.	352,000	675,782	-	-	352,000	100.00%	25,862	675,782	25,862	27,556
Foreign exchange gain/loss of branches abroad	-	-	-	-	-	-	-	-	(659,809)	8,045,569
Other (3)	-	-	-	-	-	-	-	2,602,376	103,452	93,315
Earnings of Associates and Subsidiaries								58,524,121	3,846,660	12,111,477

(1) Date related to June 30, 2019;

(2) Company incorporated in June 2018 by Bradesco Seguros S.A.;

(3) Basically, earnings of affiliates and subsidiaries overseas and investments in the following companies: Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Tapajós Holding Ltda. and Imagra Imobiliária e Agrícola Ltda; and

(4) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable.

Bradesco     45

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

12)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	On June 30 - R$ thousand
	Annual depreciation rate	Cost	Depreciation	Cost net of depreciation
				2019	2018
Property and equipment:
- Buildings	4%	67,233	(35,942)	31,291	53,788
- Land	-	62,920	-	62,920	95,587
Facilities, furniture and premises and equipment	10%	5,173,499	(2,543,543)	2,629,956	2,097,896
Security and communication systems	10%	348,836	(206,256)	142,580	124,753
Data processing systems	20 to 40%	4,329,256	(2,704,731)	1,624,525	1,525,828
Transportation systems	10 to 20%	95,895	(64,113)	31,782	32,536
Fixed Assets in course	-	-	-	-	286
Subtotal		10,077,639	(5,554,585)	4,523,054	3,930,674
Leases premises and equipment		5,580,339	(1,714,986)	3,865,353	3,565,990
Total in 2019		15,657,978	(7,269,571)	8,388,407
Total in 2018		15,373,643	(7,876,979)		7,496,664

The immobilization index in relation to the reference equity "prudential conglomerate" was 34.4%, with a maximum limit of 50.0% as required by Resolution No 2,669/99.

13)    INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	On June 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2019	2018
Acquisition of financial services rights	Contract	6,834,017	(2,412,712)	4,421,305	3,693,219
Software (2)	20%	9,608,265	(7,128,461)	2,479,804	2,407,348
Goodwill (3)	Up to 20%	11,906,794	(6,775,258)	5,131,536	6,611,911
Other	Contract	18,828	(14,702)	4,126	4,054
Total in 2019		28,367,904	(16,331,133)	12,036,771
Total in 2018		26,295,192	(13,578,660)		12,716,532

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under “Other Administrative Expenses”; and (ii) Acquisition of Payroll and Goodwill in “Other Operating Expenses”;
(2) Software acquired and/or developed by specialized companies; and
(3) On June 30, 2019, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$ 524,049 thousand, Bradescard Mexico - R$ 14,816 thousand, Bradesco BBI - R$ 92,488 thousand; Kirton Bank - R$ 3,403,527 thousand, considering the portion of goodwill allocated to entities not consolidated in the prudential conglomerate, the total of Kirton Bank is R$ 3,744,481 thousand and RCB Investimentos – R$ 206,195 thousand.

b)   Changes in intangible assets by type

	On June 30 - R$ thousand
	Opening balance	Additions / (reductions)	Amortization for the period	Closing balance
Acquisition of financial services rights	4,230,605	831,645	(640,945)	4,421,305
Software	2,473,074	470,798	(464,068)	2,479,804
Goodwill – Future profitability	3,577,311	203,222	(453,249)	3,327,284
Goodwill – Based on intangible assets and other reasons	1,745,635	-	(318,447)	1,427,188
Goodwill – Difference in fair value of assets/liabilities	486,867	(106,832)	(2,971)	377,064
Other	3,797	1,807	(1,478)	4,126
Total in 2019	12,517,289	1,400,640	(1,881,158)	12,036,771
Total in 2018	12,812,649	2,146,571	(2,242,688)	12,716,532

46             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

14)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
● Demand deposits (1)	31,658,136	-	-	-	31,658,136	31,410,935
● Savings deposits (1)	108,497,430	-	-	-	108,497,430	103,076,706
● Interbank deposits	129,430	195,996	15,776	10,172	351,374	1,645,901
● Time deposits (2)	7,825,771	21,267,963	35,839,687	128,185,795	193,119,216	164,475,107
Total in 2019	148,110,767	21,463,959	35,855,463	128,195,967	333,626,156
%	44.5	6.4	10.7	38.4	100.0
Total in 2018	148,095,574	14,614,581	13,516,599	124,381,895		300,608,649
%	49.2	4.9	4.5	41.4		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Own portfolio	120,787,488	2,622,158	21,740	1,226,976	124,658,362	137,555,651
● Government securities	113,577,190	320,192	20,976	-	113,918,358	110,690,484
● Debentures	4,702,762	635,849	764	26,182	5,365,557	16,815,762
● Foreign	2,507,536	1,666,117	-	1,200,794	5,374,447	10,049,405
Third-party portfolio (1)	79,716,755	396,048	-	-	80,112,803	77,730,547
Unrestricted portfolio (1)	3,260,570	398,620	-	-	3,659,190	6,926,518
Total in 2019	203,764,813	3,416,826	21,740	1,226,976	208,430,355
%	97.8	1.6	-	0.6	100.0
Total in 2018	205,351,475	10,758,568	3,768,231	2,334,442		222,212,716
%	92.4	4.8	1.7	1.1		100.0

(1)  Represented by government securities.

Bradesco     47

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Funds from issuance of securities

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Securities – Brazil:
- Financial bills	2,640,130	14,775,493	23,558,081	90,822,116	131,795,820	125,283,606
- Letters of credit for real estate	2,833,886	8,954,902	12,356,622	725,257	24,870,667	25,856,829
- Letters of credit for agribusiness	773,656	5,059,649	4,552,283	1,947,519	12,333,107	12,411,527
- Letters of credit property guaranteed (2)	-	-	-	4,970,214	4,970,214	-
Subtotal	6,247,672	28,790,044	40,466,986	98,465,106	173,969,808	163,551,962
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	12,563	391,888	665,350	1,346,278	2,416,079	2,265,314
- MTN Program Issues (1)	8,014	7,640	38,322	1,303,520	1,357,496	1,156,886
Subtotal	20,577	399,528	703,672	2,649,798	3,773,575	3,422,200
Structured Operations Certificates	49,125	300,842	280,580	187,299	817,846	532,402
Total in 2019	6,317,374	29,490,414	41,451,238	101,302,203	178,561,229
%	3.5	16.5	23.2	56.8	100.0
Total in 2018	7,951,828	43,908,378	26,054,874	89,591,484		167,506,564
%	4.7	26.2	15.6	53.5		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term; and

(2) Funding is secured by the Real Estate Credit Portfolio, for the amount of R$ 5,233,037 thousand, which meets all Central Bank (BACEN) Resolution No. 4,598/17 requirements: 105.28% sufficiency (including fiduciary agent remuneration), liquidity; the asset portfolio's weighted average tenor being 246 months, issuing LIGs (secured real estate notes or 'covered bonds') with tenor 32 months, none due within 180 days, receivables corresponding to 0.46% of total assets and 44.44% of the properties' guarantee amount. The credit portfolio’s guarantor assets are mostly rated AA and A (84.25% and 12.12% respectively). In addition, the LIG Issue and the asset portfolio management policy, as required by article 11 of BACEN Resolution No. 4,598/17, can be found at the Bradesco RI website.

48             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   Movement of funds from issuance of securities

	R$ thousand
	2019	2018
Opening balance on December 31	162,622,958	147,364,555
Issuance	45,920,175	52,997,057
Interest	5,258,420	5,330,138
Settlement and interest payments	(35,195,110)	(38,698,331)
Exchange variation	(45,214)	513,145
Closing balance on June 30	178,561,229	167,506,564

e)    Cost for market funding and inflation

	In the six month period ended June 30 - R$ thousand
	2019	2018
Savings deposits	2,376,793	2,300,039
Time deposits	3,948,911	2,559,933
Securities sold under agreements to repurchase	6,559,428	8,182,498
Funds from issuance of securities	5,258,420	5,330,138
Subordinated debts (Note 17)	1,929,107	1,737,414
Other funding expenses	284,211	365,976
Total	20,356,870	20,475,998

15)    BORROWING AND ON-LENDING

a)  Borrowing

	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2019	2018
	days	days	days	days
Overseas	8,479,147	12,093,118	8,980,274	1,785,949	31,338,488	25,352,244
Total in 2019	8,479,147	12,093,118	8,980,274	1,785,949	31,338,488
%	27.0	38.6	28.7	5.7	100.0
Total in 2018	4,328,915	9,131,226	11,236,271	655,832		25,352,244
%	17.1	36.0	44.3	2.6		100.0

b)  On-lending

	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2019	2018
	days	days	days	days
In Brazil	843,512	3,128,337	3,105,478	16,744,742	23,822,069	26,034,018
- FINAME	436,304	2,170,440	2,002,188	8,713,935	13,322,867	15,157,386
- BNDES	407,081	957,897	999,995	8,030,807	10,395,780	10,836,882
- National Treasury	-	-	101,976	-	101,976	38,238
- Other institutions	127	-	1,319	-	1,446	1,512
Total in 2019	843,512	3,128,337	3,105,478	16,744,742	23,822,069
%	3.5	13.1	13.0	70.4	100.0
Total in 2018	944,581	3,569,356	3,375,295	18,144,786		26,034,018
%	3.6	13.7	13.0	69.7		100.0

Bradesco     49

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Borrowing and on-lending expenses

	In the six month period ended June 30 - R$ thousand
	2019	2018
Borrowing:
- In Brazil	6,678	172
- Overseas	(42,096)	8,336,399
Subtotal borrowing	(35,418)	8,336,571
On-lending in Brazil:
- BNDES	391,563	444,164
- FINAME	399,799	391,407
- National Treasury	2,560	1,714
- Other institutions	2	2
On-lending overseas:
- Payables to foreign bankers (Note 9a)	857,756	339,639
Subtotal on-lending	1,651,680	1,176,926
Total	1,616,262	9,513,497

16)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

50             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not  have individually significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss, of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for 02 (two) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the context of the agreement including those related to incorporated banks are evaluated individually based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -    Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-      PIS and COFINS – R$ 2,583,519 thousand (R$ 2,551,403 thousand in 2018): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

Bradesco     51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

-      Pension Contributions – R$ 1,617,178 thousand (R$ 1,388,836 thousand in 2018): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-      IRPJ/CSLL on losses of credits – R$ 1,259,747 thousand (R$ 1,642,162 thousand in 2018): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-      IRPJ/CSLL on MTM – R$ 617.106 thousand: IRPJ and CSLL deficiency note related to the exclusions of revenues marking Securities at fair value in 2007;

-      INSS – Contribution to SAT – R$ 425,405 thousand (R$ 409,269 thousand in 2018): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV - Provisions by nature

	On June 30 - R$ thousand
	2019	2018
Labor claims	5,689,413	5,681,405
Civil claims	4,576,636	4,405,913
Provision for tax risks	7,030,667	6,506,132
Total (Note 18b)	17,296,716	16,593,450

V - Changes in provisions

	R$ thousand
	2019
	Labor	Civil	Tax
Balance on December 31, 2018	5,687,916	4,445,739	7,111,865
Adjustment for inflation	342,061	266,934	159,250
Provisions, net of (reversals and write-offs)	673,715	671,260	(232,123)
Payments	(1,014,279)	(807,297)	(8,325)
Balance on June 30, 2019	5,689,413	4,576,636	7,030,667

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on June 30, 2019, R$7,783,400 thousand (R$7,684,280 thousand in 2018) for civil claims and R$18,548,577 thousand (R$16,432,296 thousand in 2018) for tax proceedings .

The main proceedings in this category are:

-    COFINS – R$ 5,096,530 thousand (R$ 4,986,645 thousand in 2018): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

52             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

-      2006 to 2013 IRPJ and CSLL – R$ 2,668,260 thousand (R$ 2,465,258 thousand in 2018), relating to goodwill amortization being disallowed on the acquisition of investments;

-    Leasing companies’ Tax on Services of any Nature (ISSQN), R$ 2,546,759 thousand (R$ 2,441,982 thousand in 2018) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-    IRPJ and CSLL deficiency note – 2000 to 2013 – R$ 1,058,531 thousand (R$ 1,988,992 thousand in 2018): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-    IRPJ and CSLL deficiency note – 2012 and 2013 – R$ 1,728,021 thousand (R$ 1,649,533 thousand in 2018): due to the disallowance of operating expenses (CDI), related to resources that were capitalized between the companies of the Organization;

-      Social Security Contribution Notices - 2014 and 2015 - R$ 1,217,604 thousand: related to food and meal allowance made available to employees, according to the Worker's Food Program - PAT, through card and not “in natura”;

-      IRPJ and CSLL deficiency note – R$ 908,181 thousand (R$ 575,842 thousand in 2018): relating to disallowance of exclusions with losses in collections; and

-    PIS and COFINS notifications and disallowances of compensations – R$ 365,863 thousand (R$ 351,987 thousand in 2018): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies.

d)  Other matters

On May 31, 2016, three members of Bradesco’s Board of Executive Officers have been charged by the Brazilian Federal Police under the so-called Operation Zelotes or “Operação Zelotes”, which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28, 2016, the Public Prosecutor's Office filed charges against the three members of the Board of Executive Officers, and a former member of the Board of Directors, which was received by the Federal District Judiciary Section’s 10th Federal Court Judge. Currently, only two ex-members of Bradesco's Board of Executive Officers remain in the process. The business executives presented their responses in the criminal case, pointing out facts and evidence demonstrating their innocence. The investigation phase of the process was already completed, and is currently waiting for the decision of the first degree court.

The Company's Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the Operação Zelotes, a Class Action was filed against Bradesco and three members of its Board of Executive Officers before the District Court of New York (“Court”), on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. Based on the allegation that investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 had suffered losses caused by alleged violation regarding the American laws of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased preferred ADS of Bradesco between August 8, 2014 and July 27, 2016, as well as excluding one of the executives. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement (“Agreement”) to terminate the Class Action, which was submitted to the Court and, after meeting the conditions established therein, they subjected it to the final judicial approval. The Agreement provisions the payment of US$14.5 million by Bradesco, to terminate the Class Action and claims from investors that acquired the ADS of Bradesco in the period from August 8, 2014 to July 27, 2016, with the exception of those who requested their exclusion from this Agreement. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Bradesco     53

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Also as a result of Operação Zelotes, Bradesco was summoned by the Corregedoria Geral do Ministério da Fazenda for the opening of an administrative investigation to verify the need to file an Administrative Accountability Process ("PAR"). The Administrative Accountability Process may imply the application of fine and/or be mentioned in public lists that may eventually bring restrictions on business with public entities.

17)    SUBORDINATED DEBT

a)   Composition by maturity

	On June 30 - R$ thousand
	Original term in years	Nominal amount	2019	2018
In Brazil:
Subordinated CDB:
2019	10	20,000	74,304	66,261
Financial bills:
2018 (1)	6	-	-	483,418
2019 (2)	6	-	-	37,751
2018 (1)	7	-	-	187,130
2019	7	3,117,874	3,398,887	3,463,740
2020	7	1,700	3,193	2,931
2022	7	4,305,011	6,223,972	5,800,914
2023	7	1,359,452	1,895,980	1,763,720
2024	7	67,450	84,170	77,227
2025 (3)	7	5,425,906	5,766,480	-
2019	8	12,245	32,407	29,959
2020	8	28,556	62,133	56,876
2021	8	1,236	2,292	2,114
2023	8	1,706,846	2,569,320	2,363,547
2024	8	136,695	179,824	165,864
2025	8	6,193,653	6,434,445	6,421,420
2026 (3)	8	870,300	924,457	-
2021	9	7,000	14,545	13,589
2024	9	4,924	7,902	7,011
2025	9	400,944	508,787	473,998
2027 (3)	9	144,900	154,813	-
2021	10	19,200	47,467	42,770
2022	10	54,143	113,821	104,104
2023	10	688,064	1,192,896	1,108,844
2025	10	284,137	485,468	421,900
2026	10	361,196	502,977	458,892
2027	10	258,743	308,323	284,868
2028 (3)	10	248,300	270,743	-
2026	11	3,400	4,696	4,332
2027	11	47,046	60,626	56,136
2028	11	74,764	88,384	80,684
Perpetual (3)		9,201,200	9,605,051	5,204,706
Subtotal in Brazil			41,018,363	29,184,706
Overseas:
2019	10	1,333,575	2,923,729	2,941,734
2021	11	2,766,650	6,291,835	6,327,013
2022	11	1,886,720	4,290,817	4,315,207
Subtotal overseas			13,506,381	13,583,954
Total (4) (5)			54,524,744	42,768,660

(1) Subordinated debt transactions that matured in 2018;

(2) Subordinated debt transactions that mature in the first semester of 2019;

(3) Issues of financial letters subordinate were recognized under the heading “Eligible Debt Capital Instruments”;

(4) It includes the amount of R$ 36,076,417 thousand (R$ 23,585,220 thousand in 2018), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and

(5) The information on results are presented on Note 14e, cost for market funding.

54             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Movement of subordinated debts

	R$ thousand
	2019	2018
Opening balance on December 31	53,652,855	50,192,486
Interest	1,929,107	1,737,414
Settlement and interest payments	(907,142)	(11,090,596)
Exchange variation	(150,076)	1,929,356
Closing balance on June 30	54,524,744	42,768,660

18)    OTHER LIABILITIES

a)   Tax and social security

	On June 30 - R$ thousand
	2019	2018
Provision for deferred income tax (Note 31e)	4,173,810	2,609,624
Taxes and contributions on profit payable	1,424,100	639,356
Taxes and contributions payable	1,414,408	819,589
Total	7,012,318	4,068,569

b)   Sundry

	On June 30 - R$ thousand
	2019	2018
Credit card operations	3,423,469	4,206,497
Civil, tax and labor provisions (Note 16b IV)	17,296,716	16,593,450
Loan assignment obligations	6,741,282	7,886,502
Provision for payments	5,358,776	5,806,047
Sundry creditors	4,389,296	4,084,537
Obligations by quotas of investment funds	4,110,497	3,949,792
Creditors - prepayment of residual value	1,461,689	1,572,199
Liabilities for acquisition of assets and rights	598,081	195,317
Other (1)	5,279,591	5,095,946
Total	48,659,397	49,390,287

(1) It includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16.

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

	On June 30 - R$ thousand
	2019		2018
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	39,941,423	(233,735)	37,551,059	(282,664)
Bank sureties	32,831,447	(381,428)	33,162,821	(437,907)
Others	885,762	(14,854)	1,051,067	(46,242)
Total	73,658,632	(630,017)	71,764,947	(766,813)

Bradesco     55

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

19)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On June 30 - R$ thousand
	2019	2018
Banco Bradesco BBI S.A.	5,309	4,992
Other	71,114	65,146
Total	76,423	70,138

20)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30
	2019	2018
Common	4,031,915,068	3,359,929,223
Preferred	4,031,914,646	3,359,928,872
Subtotal	8,063,829,714	6,719,858,095
Treasury (common shares)	(6,642,963)	(5,535,803)
Treasury (preferred shares)	(24,889,584)	(20,741,320)
Total outstanding shares	8,032,297,167	6,693,580,972

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2018	3,354,393,420	3,339,187,552	6,693,580,972
Increase of capital stock with issuing of shares – bonus of 20% (1)	671,985,845	671,985,774	1,343,971,619
Increase of shares in treasury – bonus of 20%	(1,107,160)	(4,148,264)	(5,255,424)
Number of outstanding shares as at June 30, 2019	4,025,272,105	4,007,025,062	8,032,297,167

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2019.

In the Extraordinary General Meeting of March 11, 2019, the approval was proposed by the Board of Directors to increase the capital stock by R$ 8,000,000 thousand, increasing it from R$ 67,100,000 thousand to R$ 75,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common and 671,985,774 are preferred shares, that will be assigned free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 19, 2019.

c)   Interest on Shareholders’ Equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 28, 2019, approved the Board of Executive Officers’ proposal to pay to the shareholders interim interest on shareholder’s equity for the first semester of 2019, of R$ 1,455,000 thousand, of which R$ 0.172536471 are per common share and R$ 0.189790118 per preferred share, whose payment was made on July 15, 2019.

56             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Interest on shareholders’ equity/dividends for the period ended June 30, 2019 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	11,862,521
(-) Legal reserve	593,126
Adjusted calculation basis	11,269,395
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	3,934,104
Withholding income tax on interest on shareholders' equity	(590,115)
Interest on shareholders' equity (net)	3,343,989
Supplementary dividends provisioned	205,871
Interest on shareholders' equity (net) and dividends accumulated on June 30, 2019	3,549,860	31.50
Interest on shareholders' equity (net) accumulated on June 30, 2018	3,030,315	35.46

(1) Percentage of interest on shareholders’ equity/dividends after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.103499	0.113849	694,268	104,140	590,128
Intermediary interest on shareholders’ equity paid	0.172465	0.189712	1,212,000	181,800	1,030,200
Supplementary interest on shareholders´ equity paid	0.236045	0.259650	1,658,808	248,821	1,409,987
Total accrued on June 30, 2018	0.512010	0.563211	3,565,076	534,761	3,030,315

Monthly interest on shareholders’ equity paid	0.103499	0.113849	800,062	120,009	680,053
Intermediary interest paid on shareholders’ equity (1)	0.172536	0.189790	1,455,000	218,250	1,236,750
Supplementary interest on shareholders’ equity provisioned	0.199104	0.219014	1,679,042	251,856	1,427,186
Supplementary dividends provisioned	0.024413	0.026854	205,871	-	205,871
Total accrued on June 30, 2019	0.499552	0.549507	4,139,975	590,115	3,549,860

d)   Treasury shares

Bradesco acquired a total of 6,642,963 common shares and 24,889,584 preferred shares for a total amount of R$ 440,514 thousand until June 30, 2019, which all remain in treasury. The minimum, average and maximum cost per common share is R$ 19.34962, R$ 24.55863 and R$ 27.14350, and per preferred share is R$ 19.37456, R$ 26.98306 and R$ 33.12855, respectively. The fair value was R$ 33.45 per common share and R$ 37.74 per preferred share on June 30, 2019.

21)    FEE AND COMMISSION INCOME

	In the six month period ended June 30 - R$ thousand
	2019	2018
Credit card income	3,634,817	3,370,549
Checking account	3,782,204	3,511,957
Loans	1,466,289	1,525,364
Collections	967,652	1,005,424
Consortium management	910,713	794,656
Asset management	854,076	900,076
Custody and brokerage services	530,303	482,132
Underwriting/ Financial Advisory Services	391,054	409,604
Payments	235,800	224,047
Other	282,575	247,763
Total	13,055,483	12,471,572

Bradesco     57

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

22)    PAYROLL AND RELATED BENEFITS

	In the six month period ended June 30 - R$ thousand
	2019	2018
Salaries	4,293,301	3,788,790
Benefits	2,121,190	1,965,414
Social security charges	1,447,629	1,323,291
Employee profit sharing	830,838	702,464
Provision for labor claims	601,873	709,847
Training	75,787	53,666
Total	9,370,618	8,543,472

 (1) In 2017, includes the effects of the Special Voluntary Termination Plan.

23)    OTHER ADMINISTRATIVE EXPENSES

	In the six month period ended June 30 - R$ thousand
	2019	2018
Depreciation and amortization	2,381,088	2,672,060
Outsourced services	2,055,967	2,074,938
Data processing	1,176,831	1,158,610
Rental	842,711	801,748
Communication	723,429	732,002
Asset maintenance	553,131	563,834
Financial system services	515,244	446,584
Security and surveillance	368,912	383,676
Advertising and marketing	439,254	395,040
Transport	368,062	366,004
Asset leases	391,301	315,183
Water, electricity and gas	220,428	194,276
Supplies	85,463	105,401
Travel	98,694	104,528
Other	506,783	444,569
Total	10,727,298	10,758,453

24)    TAX EXPENSES

	In the six month period ended June 30 - R$ thousand
	2019	2018
Contribution for Social Security Financing (COFINS)	1,655,759	1,065,182
Social Integration Program (PIS) contribution	273,638	177,277
Tax on Services (ISSQN)	613,798	473,623
Municipal Real Estate Tax (IPTU) expenses	85,950	78,553
Other	116,201	116,175
Total	2,745,346	1,910,810

58             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

25)    OTHER OPERATING INCOME

	In the six month period ended June 30 - R$ thousand
	2019	2018
Other interest income	853,271	809,759
Reversal of other operating provisions	969,247	1,669,607
Revenues from recovery of charges and expenses	204,753	155,850
Other	999,334	653,692
Total	3,026,605	3,288,908

26)    OTHER OPERATING EXPENSES

	In the six month period ended June 30 - R$ thousand
	2019	2018
Other finance costs	558,731	562,003
Sundry losses	194,905	158,534
Discount granted	610,000	707,908
Commissions on loans and financing	306,435	304,161
Intangible assets amortization – payroll	-	6,316
Card marketing expenses	1,589,051	1,787,746
Expenses with civil, tax and other contingencies	184,263	178,419
Other	3,847,697	2,441,918
Total	7,291,082	6,147,005

27)    NON-OPERATING INCOME (LOSS)

	In the six month period ended June 30 - R$ thousand
	2019	2018
Gain/loss on sale and write-off of assets and investments	(149,113)	(301,769)
Recording/reversal of non-operating provisions (1)	(184,194)	(57,165)
Other	32,214	49,515
Total	(301,093)	(309,419)

(1)  Includes primarily allowance for non-use assets (BNDU).

Bradesco     59

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

28)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,636/18 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	On June 30 - R$ thousand
	Controllers (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Assets
Interbank investments	-	-	326,086	227,500	-	-	326,086	227,500
Securities and derivative financial instruments	14,550	16,297	-	-	-	-	14,550	16,297
Loans, other receivables and assets	9	48	10,597,049	5,657,443	61,532	-	10,658,590	5,657,491
Liabilities
Demand deposits/Savings accounts	15	25	373,786	205,939	18,535	14,983	392,336	220,947
Time deposits	1,734,029	956,146	2,696,582	2,184,450	113,488	197,858	4,544,099	3,338,454
Securities sold under agreements to repurchase	1,350,015	1,503,897	80,904	27,551	353	5,494	1,431,272	1,536,942
Funds from issuance of securities and subordinated debts	9,893,865	9,088,304	15,353,763	14,184,262	909,049	824,270	26,156,677	24,096,836
Derivative financial instruments	1,690	2,649	61	-	-	-	1,751	2,649
Interest on own capital and dividends payable	1,092,120	942,964	-	-	-	-	1,092,120	942,964
Other liabilities	-	-	10,587,451	9,586,777	21,532	-	10,608,983	9,586,777

	In the six month period ended June 30 - R$ thousand
	Controllers (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total

	2019	2018	2019	2018	2019	2018	2019	2018
Income from financial intermediation	390	12,822	19,162	12,222	-	-	19,552	25,044
Financial intermediation expenses	(426,119)	(381,028)	(546,196)	(460,648)	(28,997)	(28,474)	(1,001,312)	(870,150)
Income from services provided	54	48	217,084	155,596	188	-	217,326	155,644
Other expenses net of other operating revenues	(26,168)	25,449	(1,057,731)	(1,170,296)	(123,565)	(42,431)	(1,207,464)	(1,187,278)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 11; and
(3) Members of the Board of Directors and the Board of Executive Officers.

60             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•     The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•     The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization Bradesco.

For 2019, the maximum amount of R$859,469 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$482,672 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	In the six month period ended June 30 - R$ thousand
	2019	2018
Remuneration and Social Security Contribution to the INSS	431,540	216,332
Total	431,540	216,332

Post-employment benefits

	In the six month period ended June 30 - R$ thousand
	2019	2018
Defined contribution supplementary pension plans	244,798	234,843
Total	244,798	234,843

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On June 30
	2019	2018
● Common shares	0.55%	0.55%
● Preferred shares	1.05%	1.09%
● Total shares (1)	0.80%	0.82%

(1) On June 30, 2019, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.55% of common shares, 1.09% of preferred shares and 1.82% of all shares (2.38% of common shares, 1.12% of preferred shares and 1.75% of all shares in 2018).

Bradesco     61

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

29)    RISK AND CAPITAL MANAGEMENT

a)   Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Board of Directors and the Executive Board in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee, whose role is to ensure compliance with the Organization's risk management processes and policies, and the Risk Committee, whose main objective is to assess the Organization's risk management framework and eventually propose improvements. Both advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risk exposures may be found in Investors Relations website at bradescori.com.br – Market Information.

b)   Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On June 30 - R$ thousand
	Prudential Conglomerate
	2019	2018
Tier I capital	105,448,122	74,793,447
Common equity	95,843,071	69,588,741
Shareholders’ equity	133,636,476	113,038,723
Non-controlling interest / Other	162,698	108,510
Prudential adjustments (1)	(37,956,103)	(43,558,492)
Additional capital	9,605,051	5,204,706
Tier II capital	25,359,445	22,991,523
Subordinated debts (Resolution No. 4,192/13)	22,363,379	16,594,492
Subordinated debts (previous to CMN Resolution No. 4,192/13)	2,996,066	6,397,031
Reference Equity (a)	130,807,567	97,784,970

- Credit risk	632,614,591	588,341,324
- Market risk	11,667,602	16,070,748
- Operational risk	57,494,077	53,509,834
Risk-weighted assets – RWA (b)	701,776,270	657,921,906

Basel ratio (a/b)	18.6%	14.9%
Tier I capital	15.0%	11.4%
- Principal capital	13.7%	10.6%
- Additional capital	1.4%	0.8%
Tier II capital	3.6%	3.5%

(1) Authorization of subordinated debts to compose Tier I in the amount of R$ 4,179,700 thousand (R$ 1,737,700 thousand in December 2018 and in R$ 2,442,000 thousand in January 2019).

62             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d)    Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In the first semester of 2019, there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

Bradesco     63

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

e)     Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On June 30 - R$ thousand
	2019			2018
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,033,359,372	950,349,644	83,009,728	87,916,826
Cash and due from banks	14,883,265	11,114,963	3,768,302	4,995,179
Interbank investments	106,081,333	103,583,976	2,497,357	2,634,024
Securities and derivative financial instruments	303,427,540	285,089,273	18,338,267	19,100,715
Interbank and interdepartmental accounts	93,331,936	93,331,936	-	-
Loans and leases	326,672,286	296,987,052	29,685,234	36,189,568
Other receivables and assets	188,963,012	160,242,444	28,720,568	24,997,340
Permanent assets	78,992,460	78,950,380	42,080	35,828
Investments	58,567,282	58,567,282	-	-
Premises and equipment and leased assets	8,388,407	8,363,700	24,707	22,881
Intangible assets	12,036,771	12,019,398	17,373	12,947
Total	1,112,351,832	1,029,300,024	83,051,808	87,952,654

Liabilities
Current and long-term liabilities	978,289,658	888,259,070	90,030,588	85,432,014
Deposits	333,626,156	317,073,014	16,553,142	19,003,560
Securities sold under agreements to repurchase	208,430,355	203,055,908	5,374,447	10,049,405
Funds from issuance of securities	178,561,229	174,787,654	3,773,575	3,422,199
Interbank and interdepartmental accounts	29,739,644	26,808,017	2,931,627	3,082,288
Borrowing and on-lending	55,160,557	23,545,347	31,615,210	25,515,140
Derivative financial instruments	25,060,663	23,744,142	1,316,521	1,133,693
Other liabilities:
- Subordinated debts	54,524,744	41,018,363	13,506,381	13,583,954
- Others	93,186,310	78,226,625	14,959,685	9,641,775
Deferred income	349,275	349,275	-	-
Non-controlling interests in subsidiaries	76,423	76,423	-	-
Shareholders’ equity	133,636,476	133,636,476	-	-
Total	1,112,351,832	1,022,321,244	90,030,588	85,432,014

Net position of assets and liabilities			(6,978,780)	2,520,640
Net position of derivatives (2)			(44,521,944)	(63,324,679)
Other net off-balance-sheet accounts (3)			(221,672)	(643,360)
Net foreign exchange position (passive) (4)			(51,722,396)	(61,447,399)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recognized in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$ (654,308) thousand in the period and were recorded in the result. These effects were neutralized by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the Balance for Valuation Adjustments.

64             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II - The statement of financial position by maturity

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	518,931,592	119,930,225	104,459,674	290,037,881	-	1,033,359,372
Cash and due from banks	14,883,265	-	-	-	-	14,883,265
Interbank investments (1)	98,710,434	4,891,980	1,270,224	1,208,695	-	106,081,333
Securities and derivative financial instruments (1) (2)	200,974,557	13,962,356	40,890,056	47,600,571	-	303,427,540
Interbank and interdepartmental accounts	89,740,213	2,610,865	770,769	210,089	-	93,331,936
Loans and leases	31,281,609	67,064,494	46,221,877	182,104,306	-	326,672,286
Other receivables and assets	83,341,514	31,400,530	15,306,748	58,914,220	-	188,963,012
Permanent assets	4,276,615	2,053,253	2,468,413	11,237,970	58,956,209	78,992,460
Investments	-	-	-	-	58,567,282	58,567,282
Premises and equipment	3,936,474	355,602	426,723	3,606,688	62,920	8,388,407
Intangible assets	340,141	1,697,651	2,041,690	7,631,282	326,007	12,036,771
Total on June 30, 2019	523,208,207	121,983,478	106,928,087	301,275,851	58,956,209	1,112,351,832
Total on June 30, 2018	459,783,251	108,469,981	89,938,272	307,451,237	55,331,605	1,020,974,346

Liabilities
Current and long-term liabilities	471,103,536	77,555,115	96,381,329	333,249,678	-	978,289,658
Deposits (3)	148,110,767	21,463,959	35,855,463	128,195,967	-	333,626,156
Securities sold under agreements to repurchase (1)	203,764,813	3,416,826	21,740	1,226,976	-	208,430,355
Funds from issuance of securities	6,317,374	29,490,414	41,451,238	101,302,203	-	178,561,229
Interbank and interdepartmental accounts	29,739,644	-	-	-	-	29,739,644
Borrowing and on-lending	9,322,659	15,221,455	12,085,752	18,530,691	-	55,160,557
Derivative financial instruments	13,227,539	595,713	3,337,311	7,900,100	-	25,060,663
Other liabilities:
- Subordinated debts	634	6,099,678	614,059	47,810,373	-	54,524,744
- Others	60,620,106	1,267,070	3,015,766	28,283,368	-	93,186,310
Deferred income	349,275	-	-	-	-	349,275
Non-controlling interests in subsidiaries	-	-	-	-	76,423	76,423
Shareholders’ equity	-	-	-	-	133,636,476	133,636,476
Total on June 30, 2019	471,452,811	77,555,115	96,381,329	333,249,678	133,712,899	1,112,351,832
Total on June 30, 2018	457,410,639	84,814,817	61,158,742	304,481,287	113,108,861	1,020,974,346

Net assets accumulated on June 30, 2019	51,755,396	96,183,759	106,730,517	74,756,690
Net assets accumulated on June 30, 2018	2,372,612	26,027,776	54,807,306	57,777,256	-	-

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     65

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

30)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of Lloyds employees.

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the first semester of 2019 was R$ 430,196 thousand (R$ 413,305 thousand in 2018).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, the amount of R$ 2,196,977 thousand during the first semester of 2019 (R$ 2,019,080 thousand in 2018).

66             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

31)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	In the six month period ended June 30 - R$ thousand
	2019	2018
Income before income tax and social contribution	13,177,678	6,600,364
Total burden of income tax and social contribution at the current rates	(5,929,955)	(2,970,164)
Effect on the tax calculation:
Earnings of Associates and Subsidiaries	1,538,664	1,829,659
Net non-deductible expenses of nontaxable income	334,424	246,500
Interest on shareholders’ equity (paid and payable)	1,573,642	1,604,284
Other amounts (1)	1,175,475	1,692,302
Income tax and social contribution for the period	(1,307,750)	2,402,581

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 40% for 2019 and 45% for 2018 shown; and (iii) the deduction incentives.

b)  Breakdown of income tax and social contribution in the statement of income

	In the six month period ended June 30 - R$ thousand
	2019	2018
Current taxes:
Income tax and social contribution payable	(3,387,903)	(1,562,574)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	2,757,466	1,101,339
Use of opening balances of:
Social contribution loss	(255,008)	(254,115)
Income tax loss	(424,619)	(269,323)
Constitution in the period on:
Social contribution loss	868	1,273,392
Income tax loss	1,446	2,113,862
Total deferred tax assets	2,080,153	3,965,155
Income tax and social contribution for the period	(1,307,750)	2,402,581

c)  Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2018	Amount recorded	Realized / Decrease	Balance on 06/30/2019
Allowance for loan losses	30,865,624	4,325,051	(2,279,430)	32,911,245
Civil provisions	1,780,131	312,817	(263,916)	1,829,032
Tax provisions	2,549,932	101,100	(68,041)	2,582,991
Labor provisions	2,273,104	501,065	(500,159)	2,274,010
Provision for devaluation of securities and investments	104,229	2,696	(1,324)	105,601
Provision for devaluation of foreclosed assets	663,981	162,921	(91,566)	735,336
Adjustment to fair value of trading securities	2,189,762	852,273	(1,231,692)	1,810,343
Amortization of goodwill	328,766	17,774	(13,854)	332,686
Provision for interest on shareholder's equity (1)	-	671,617	-	671,617
Other	3,732,897	1,566,398	(1,306,264)	3,993,031
Total deductible taxes on temporary differences	44,488,426	8,513,712	(5,756,246)	47,245,892
Income tax and social contribution losses in Brazil and overseas	6,563,058	2,314	(679,627)	5,885,745
Subtotal	51,051,484	8,516,026	(6,435,873)	53,131,637
Adjustment to fair value of available-for-sale securities	852,704	103,798	(401,703)	554,799
Total deferred tax assets (Note 9b)	51,904,188	8,619,824	(6,837,576)	53,686,436
Deferred tax liabilities (Note 31e)	2,409,771	1,844,446	(80,407)	4,173,810
Deferred tax assets, net of deferred tax liabilities	49,494,417	6,775,378	(6,757,169)	49,512,626

 (1) The tax credit on interest on shareholders' equity is accounted for up to the permitted tax limit.

Bradesco     67

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The accounting record of the tax credits was made by the rates applicable to the period provisioned for its realization and is based on the projection of future results and on a technical analysis. Due to being classified in the condition established by art.1, paragraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15 and article 3 of CMN Circular No. 3,776/15. In December, Bradesco protocolled with Bacen, an authorization request to maintain the stock and constitute new tax credits, which was deferred on January 22, 2019. On June 30, 2019, no tax credits were constituted, substantially, on temporary differences, in the amount of R$ 322,616 thousand, which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen

d)  Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2019	6,812,846	4,084,607	14,189	23,095	10,934,737
2020	8,269,993	4,954,561	54,852	34,063	13,313,469
2021	6,887,594	4,126,033	235,662	141,962	11,391,251
2022	5,249,070	3,144,607	676,650	406,102	9,476,429
2023	1,854,807	1,091,868	1,931,092	1,188,751	6,066,518
After 2023	481,684	288,222	315,664	863,663	1,949,233
Total	29,555,994	17,689,898	3,228,109	2,657,636	53,131,637

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On June 30, 2019, the present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$ 50,839,536 thousand (R$ 50,013,885 thousand in 2018), of which: R$ 45,480,272 thousand (R$ 43,150,421 thousand in 2018) relates to temporary differences, R$ 5,359,264 thousand (R$ 6,863,464 thousand in 2018) to tax losses and negative basis of social contribution.

e)  Deferred tax liabilities

	On June 30 - R$ thousand
	2019	2018
Fair value adjustment to securities and derivative financial instruments	1,324,799	6,881
Difference in depreciation	249,139	242,456
Judicial deposit and others	2,599,872	2,360,287
Total	4,173,810	2,609,624

The deferred tax liabilities of companies in the financial sector were established considering the increased social contribution rate, established by Law No. 11,727/08 (Note 3h).

32)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on June 30, 2019, amounted to R$ 971,093,940 thousand (R$ 843,865,461 thousand in 2018).

b)    Private Social Investment

During the first semester of 2019, the Private Social Investments made by Bradesco and other companies in the Prudential Conglomerate amounted to R$ 44,484 thousand (R$ 38,161 thousand in 2018).

68             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Consortium funds

	On June 30 - R$ thousand
	2019	2018
Credits available to consortium members	6,424,688	6,162,460
Off-balance-sheet
Monthly estimate of funds receivable from consortium members	668,971	648,493
Contributions payable by the group	32,124,699	30,638,913
Consortium members - assets to be included	28,006,959	26,553,286

	On June 30 - In units
	2019	2018
Number of groups managed	3,516	3,489
Number of active consortium members	1,538,502	1,443,669
Number of assets to be included	622,728	616,613

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until December 31, 2018, the accounting pronouncements approved by CMN and adopted by Bradesco were as follows:

•     Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•     Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•     Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•     Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•     Resolution No. 3,989/11 – Share-based Payment (CPC 10 – R1);

•     Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•     Resolution No. 4,144/12 – Basic Conceptual Pronouncement (R1);

•     Resolution No. 4,424/15 – Employee Benefits (CPC 33 – R1); and

•     Resolution No. 4,636/18 – Related Party Disclosures (CPC 05 – R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letter No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on March 7, 2019, Bradesco published its consolidated financial statements for December 31, 2018 and 2017 on its website, in accordance with IFRS.

Bradesco     69

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

e)     In the first semester of 2019, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	The calculation basis was made up of Interbank Deposits issued to Leasing Companies.	As from July 15, 2019, the Interbank Deposits issued to Leasing Companies were revoked from the calculation basis.
	The compulsory reserve on long-term funds was 33%, based on the calculation basis defined in regulations.	As from July 15, 2019, the compulsory reserve on long-term resources decreased to 31%, based on the calculation defined in regulations.

f)      On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that has offered various financial services in the United States for 45 years, especially to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. The acquisition will cost approximately US$500 million and it is subject to the approval of Brazilian and U.S. competent regulatory authorities and to the fulfillment of legal formalities.

Oswaldo Tadeu Fernandes
Accountant - CRC 1SP271968/O-5

70             June 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of the Prudential Conglomerate of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of June 30, 2019 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the semester then ended, as well as the related explanatory notes, including a summary of the main accounting policies. These special purpose financial statements have been prepared in accordance with specific procedures established by Resolution 4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note 2 – Presentation of the financial statements.

In our opinion, the accompanying consolidated financial statements of the Prudential Conglomerate present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Bradesco S.A. as of June 30, 2019, the consolidated performance of its operations and its respective consolidated cash flows, for the semester then ended, in accordance with the Resolution 4,280/13 of CMN, and supplementary regulations of BACEN, for the preparation of special purpose consolidated financial statements, as described in the note 2 to the financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditors’ responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We draw attention to note 2 to the financial statements that disclose that the consolidated financial statements of the Prudential Conglomerate of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution 4,280/13 of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes. Our opinion is not modified in relation to this topic.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current semester. These matters were treated in the context of our audit of the consolidated financial statements of the Prudential Conglomerate as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Allowance for doubtful accounts

As disclosed in Notes 3g and 8, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the consolidated financial statements of Prudential Conglomerate is R$ 36,755,010 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from clients and operations, such as late payments, economic and financial position, indebtedness level, economic sector, collateral characteristics, and the other factors and assumptions described in CMN Resolution No. 2,682/99, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The loans classification into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we consider this as a significant matter in our audit.

Bradesco     71

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

How our audit approached this matter

We evaluate the design and operating effectiveness of the key internal controls related to the approval processes, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluate, on a sample basis, whether Bradesco met the minimum requirements established by the CMN Resolution No. 2,682/99, related to the determination of the allowance for doubtful accounts. We also evaluated the disclosures made in the consolidated financial statements, included of Prudential Conglomerate, described in Notes 3g and 8.

Based on the evidence obtained from the procedures summarized above, we considered adequate the amount of the allowance for doubtful accounts, as well as the respective disclosures of Bradesco, in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2019.

Measurement and evaluation of derivative financial instruments and securities

As disclosed in the Notes 3e, 3f and 6, derivative financial instruments amount to R$ 23,699,807 thousand (assets) and R$ (25,060,663) thousand (liabilities) and securities amount to R$ 279,727,733 thousand.  For the financial instruments measured at market value, whose market prices or parameters are not observable, the determination of market values is subject to a high level of uncertainty, according as Bradesco performs significant judgments to estimate these values. In addition, financial assets classified as Available for Sale and Held to Maturity are also evaluated as indications of evidence of impairment losses, which also involves a high level of judgment in their determination. Therefore, we consider the measurement of the market value and assessment of indicators of evidence of impairment losses of these financial instruments as a significant issue in our audit.

How our audit approached this matter

We evaluate the design and operating effectiveness of the relevant internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements of Prudential Conglomerate arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments, which market price measurement parameters are not observable, we evaluate, with the technical support of our specialists in financial instruments, the models developed by Bradesco for determining market values and the reasonableness of data, parameters and information included in the pricing models used. Additionally, we recalculate, on a sample basis, the market value of these financial instruments, as well as analyze the policies criteria and policies related to indications of evidence of impairment losses. Our procedures also included the evaluation of the Bradesco´s disclosures in the consolidated financial statements of Prudential Conglomerate described in Notes 3e, 3f and 6.

Based on the evidence obtained from the procedures summarized above, we considered adequate the market value measurement of financial instruments, the evaluation of indicators of impairment losses and respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2019.

Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3o and 16, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements of Prudential Conglomerate amounts to R$ 7,030,667 thousand, R$ 4,576,636 thousand, and R$ 5,689,413 thousand, respectively. Some laws, regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, disclosures related to Provisions and Contingent Liabilities as well as the compliance with laws and regulations, we consider this as a significant matter in our audit.

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How our audit approached this matter

Our audit procedures included the evaluation of the design and operating effectiveness of the key internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. We evaluated the sufficiency of the recognized tax, civil and labor provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. In addition, with the support of our legal experts, we evaluated the likelihood of unfavorable outcome and the documentation and information related to the main tax and civil, matters involving Bradesco. We also evaluated whether the disclosures in the consolidated financial statements of Prudential Conglomerate are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures summarized above, we considered adequate the amount of the tax, civil and labor provisions and contingent liabilities of Bradesco, as well as the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2019.

Impairment of assets

The consolidated financial statements of Prudential Conglomerate include deferred tax assets in the amount of R$ 53,686,436 thousand (Note 31) and intangible assets, which include goodwill on acquisitions in the amount of R$ 5,131,536 thousand and other intangible assets in the amount of R$ 4,421,305 thousand (Note 13) which realization depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. As described in Notes 3h, 3l and 3m, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluates the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections, or, at least, indications of evidence of impairment losses of the assets. Due to the degree of judgment inherent in the determination of these estimates and the potential impact that eventual changes in the assumptions could cause in the consolidated financial statements of Prudential Conglomerate, we consider that this area is relevant to our audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators that the related assets may have suffered devaluation. We evaluate the reasonableness and consistency of the data used for preparing the technical studies, the assessment of the existence of indicators of impairment losses of those assets. In addition, for the deferred tax assets, we test we evaluate the mathematical calculations included in the technical studies of realization of respective tax credits. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of the Prudential Conglomerate.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement of recoverable amounts of the assets and the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2019.

Technical Provisions – Insurance and Pension Plans – recorded as investments measured under the equity method

As mentioned in Notes 3j and 11, Bradesco has investments measured under the equity method, which has liabilities related to insurance contracts and pension plans denominated Technical Provisions, in the amount of R$ 256,703,344 thousand, which includes, among others, the following provisions: Provisions for Incurred and Unreported claims (IBNR) in the amount of R$ 4,442,040 thousand, Provisions for Claims Incurred and Not Sufficiently Reported (IBNeR) and Provisions for Losses to be Liquidated (PSL) in the amount of R$ 5,972,447 thousand, Provisions for Unearned Premiums in the amount of R$ 155,292 thousand, Mathematical Provisions of Benefits to be Granted - Insurance in the amount of R$ 1,444,434 thousand, Mathematical Provisions of Benefits Granted in the amount of R$ 9,153,658 thousand, Provisions for Premiums Insufficiency (PIP) in the amount of R$ 1,925,656 thousand, Provisions for Related Expenses in the amount of R$ 702,508 thousand and Other Technical Provisions in the amount of R$ 2,007,136 thousand. Provisions identified above, as well as the liability adequacy test, requires judgment in the selection of methodologies and assumptions which includes, among others, expectations of loss ratio, mortality, longevity, persistency and interest rates. Due to the relevance of Technical Provisions and the impact that eventual changes in assumptions used in the calculation of the technical provision and in the liability adequacy test would have in the consolidated financial statements of Prudential Conglomerate, we consider this matter relevant to our audit.

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How our audit approached this matter

Our procedures included planning and communication of the audit scope to the subsidiaries, discussion of the risks of significant misstatements and instructions to the auditors of those subsidiaries. We met with these auditors, reviewed and evaluated their work, which considered, among others aspects, the matters described above that could significantly affect the net income of the consolidated financial statements of the Prudential Conglomerate of Bradesco. We also evaluated the audit evidence obtained and the documentation of the specialists involved by the auditor of the subsidiaries. We analyzed the communications and reports sent by the auditors of the subsidiaries, as well as the procedures performed and conclusions obtained, specifically the determination of materiality, the effect of unadjusted audit misstatements and the procedures performed to respond to risks. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of the Prudential Conglomerate.

Based on evidence obtained from the procedures summarized above, we considered adequate the level of provision in the subsidiaries and the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2019.

Application controls and information technology general controls

Bradesco has a technological structure as well as a technology investment plan for conducting its business. The technology environment has processes of access management and changes in the systems and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technological systems, the high daily volume of processed transactions and the importance of access controls and the management of changes in its systems and applications, we consider that this area is relevant to our audit.

How our audit approached this matter

We analyze the design, the implementation and the operating effectiveness of access key controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems, considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design and operating effectiveness of these controls.

The evidence obtained from the above summarized procedures has allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the semester ended June 30, 2019.

Other matters

Bradesco prepared a set of general-purpose consolidated financial statements for the semester ended June 30, 2019, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an audit report without modifications dated July 24, 2019.

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Statements of added value

The consolidated statement of added value for the semester ended June 30, 2019, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the special purpose required by Resolution 4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements of the Prudential Conglomerate of Bradesco. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements of the Prudential Conglomerate taken as a whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements of the Prudential Conglomerate

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with the Resolution 4,280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices adopted are described in note no 2 to the financial statements, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements of the Prudential Conglomerate that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements of the Prudential Conglomerate, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process in preparing the consolidated financial statements of the Prudential Conglomerate.

Auditor’s responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared by the management in accordance with Resolution 4,280/13 of CMN, and supplementary regulations of BACEN, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements of Prudential Conglomerate.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, taking into account NBC TA 800 (Special Conditions - Auditing of Financial Statements according to Special Purpose Accounting Structures), we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•    Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional

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omission or misrepresentations, or the override of internal controls.

•    Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•    Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•    Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•    Evaluate the overall presentation, structure and content of the consolidated financial statements of Prudential Conglomerate, including the disclosures and whether the consolidated financial statements of Prudential Conglomerate represent the underlying transactions and events in a manner that achieves fair presentation.

•    Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements of Prudential Conglomerate. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of Prudential Conglomerate of the current semester, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, August 28, 2019

KPMG Auditores Independentes

CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola

Accountant CRC 1SP214007/O-2

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 29, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.